Form 10-K, Exhibit 13
period 1995-12-31
SENIOR INCOME FUND L P
filed 1996-04-01
CIK 805387

Exhibit 13.1

                            Senior Income Fund L.P.


                              1995 Annual Report


Senior Income Fund L.P., formerly Shearson Lehman Senior Income Fund Limited Partnership, (the "Partnership") raised $48,275,000 during its offering period in 1987 and acquired four congregate care facilities in Southern California. The Partnership has retained Leisure Care, Inc., one of the leading retirement center management companies in the country, to assist with the day-to-day management of the facilities.




                                  Average
                                  Occupancy             Rental Income*
        Property                1995    1994       1995     1994    % change
        Ocean House              92%     95%     $3,417   $3,402       0.4%
        Prell Gardens            93%     97%      1,675    1,690      -0.9%
        Pacific Inn              97%     94%      3,573    3,440       3.9%
        Nohl Ranch Inn           95%     83%      2,174    1,854      17.3%
	* in thousands of Dollars




        Administrative Inquiries             Performance Inquiries/Form 10-Ks
        Address Changes/Transfers            First Data Investor Services Group
        Service Data Corporation             P.O. Box 1527
        2424 South 130th Circle              Boston, Massachusetts 02104-1527
        Omaha, Nebraska 68144-2596           Attn:  Financial Communications
        800-223-3464 (select option 1)       800-223-3464 (select option 2)


                          ----MESSAGE TO INVESTORS----


Presented for your review is the 1995 Annual Report for Senior Income Fund L.P. All four of the Partnership's facilities reported stable operating results in 1995, despite growing competition and the continued weak economic conditions in Southern California. This report includes an update on the earthquake repairs at Ocean House and Prell Gardens, a review of operations at each of the Partnership's properties and audited financial statements for the year ended December 31, 1995.

Cash Distributions
Cash distributions paid from operations for 1995 totalled $300 per $10,000 investment, including the 1995 fourth quarter distribution in the amount of $75 per $10,000 investment paid on February 21, 1996. Since inception, limited partners have received cash distributions totalling $4,510 per $10,000 investment. The level of future distributions will be determined on a quarterly basis and will be based on cash flow from operations, tempered by the Partnership's capital needs, including additional earthquake related repairs at Prell Gardens and Ocean House, as discussed below. Accordingly, cash distributions could be reduced or suspended in 1996.

Market Update
Competition for tenants remains strong at the Partnership's properties as a weak economy and growing competition in Southern California has resulted in increased selectivity by prospective tenants. The ongoing weakness in the high-technology and defense industries, although improved compared to previous years, continues to adversely impact the region, contributing to a substantial decline in existing single-family home prices. The decline negatively impacts the Partnership's four facilities as elderly home owners are less willing to sell their homes and move into a retirement facility at a time when prices are depressed. Furthermore, the relatively weak economic conditions in California create greater competition among the area's congregate care providers to reduce rents and resident fees in order to attract prospective residents. We will continue to pursue our aggressive marketing campaign and foster strong community relations in order to increase the facilities' visibility among the area's eligible senior population.

Earthquake Repairs
As previously reported, Ocean House and Prell Gardens sustained damage as a result of a severe earthquake which struck the Los Angeles area in January 1994. Shortly after the earthquake, the Partnership hired an independent structural and seismic engineer to assess the damage at both properties. The engineer informed the Partnership that repairs completed immediately after the earthquake have rendered both buildings safe for continued occupancy. However, the engineer concluded that additional structural improvements would be needed to make both buildings less vulnerable to future earthquakes, and to bring them into compliance with building codes enacted subsequent to the construction of the properties (the "Retrofit Work") and building codes that were enacted after the January 1994 earthquake (the "Structural Enhancements"). The total cost to complete the work at both buildings is estimated to be approximately $4.8 million. This total is inclusive of the cost of the initial work a lready completed, the estimated cost of the Retrofit Work and Structural Enhancements and the cost to complete other less immediate earthquake-related repair work. The total approximate cost is based on the most recent contractor bids as it relates to Prell Gardens and engineer estimates as it relates to Ocean House. While the General Partner feels it is important to complete this work, the repairs are structural in nature, and are therefore, not expected to enhance the overall value of the buildings.

The Retrofit Work and Structural Enhancements have not yet begun at either of the properties. With respect to Prell Gardens, in October of 1995, the City of Los Angeles finalized the criteria it uses in determining the extent of structural enhancements required at buildings of the same type, construction and age as Prell Gardens. In accordance with city ordinances, the General Partner prepared plans outlining the work proposed for Prell Gardens and submitted them to the City of Los Angeles for approval in December 1995. The City has recently approved the Partnership's plans and granted the Partnership the necessary permits to begin work. Work will commence at Prell Gardens in April 1996. The Partnership's contractor has estimated that the cost of the work will be approximately $1.4 million and require 15 to 20 months to complete.

Plans pertaining to the repairs at Ocean House have been prepared, however they have not been submitted to the City of Santa Monica, where the property is located. In June 1994, the City of Santa Monica enacted a new building ordinance specific to damage caused by the earthquake. However, due to pressure from numerous other Santa Monica property owners, the City is currently considering a possible revision of this new ordinance. The Partnership's construction plans, estimated to cost approximately $3.4 million, have been prepared in accordance with the new ordinance. The possible revision being considered by the City of Santa Monica could reduce the scope and final cost of the work. Therefore, the Partnership is waiting for the City of Santa Monica to issue its final ruling on the new ordinance. At this time, it is uncertain when the City of Santa Monica will make its final decision.

The General Partner anticipates a temporary decline in occupancy in 1996 and possibly 1997 at the affected properties, as some residents may need to be relocated while work is completed. The General Partner plans to reduce occupancy through natural attrition and then relocate residents to unoccupied units within the building, rather than to an off-site facility. Although the General Partner's plan is expected to reduce the expense of moving residents, the process will interrupt the normal course of the operations at the properties by reducing occupancy and rental income. The General Partner intends to present the insurance carrier with a claim for loss of rents to recover these additional earthquake related costs.

The General Partner is aggressively pursuing reimbursement from the insurance carrier for any additional repair costs, less the deductible, under the Partnership's insurance policy. However, the insurance carrier has preliminarily refused to pay for the cost of the additional earthquake repairs, and as a result, the Partnership has initiated litigation against the insurance carrier and insurance broker. Attorneys for all parties are currently taking depositions.

The General Partner intends to proceed with the repair work regardless of the resolution of the legal action. If insurance coverage is not available for any reason, the General Partner believes there are adequate Partnership reserves to fund the required repairs, however any funding could adversely impact the Partnership's cash position and its ability to pay future cash distributions.

Operations Update
Rental revenue increased at three of the properties during 1995. The improved revenues are attributed primarily to increased rental income resulting from higher average occupancy levels at Nohl Ranch and Pacific Inn. At Nohl Ranch, increased occupancy was the result of the availability of the assisted living program, which has reduced the number of move-outs resulting from residents who require more assistance with their daily routines as they age. Assisted living units command higher rental rates contributing to increased rental income. An assisted living program will be implemented at Pacific Inn during 1996 which will provide additional competitive advantages for that property.

In November 1995, the operator discovered termites at Pacific Inn. An independent contractor has examined the property and informed the General Partner that it will be necessary to temporarily close the building for approximately four days while it is tented and fumigated. The cost to complete the procedure will cost approximately $153,000. The cost to relocate tenants is included in the total extermination cost. Preliminary discussions with the exterminator indicate that there will be no permanent damage to the building. The operator also discovered termites at Prell Gardens in March 1996, however, the extent of the damage and the cost to exterminate the property have not yet been determined.

Summary
The additional structural improvements at Prell Gardens will begin in April and the work at Ocean House will begin as soon as we receive approval from the City of Santa Monica. We intend to pursue collection of the Partnership's insurance claim through litigation while continuing to focus on maintaining the properties' stable operating results. We will keep you updated on our efforts in future correspondence.


Very truly yours,

Senior Income Fund, Inc.
The General Partner

/s/ Moshe Braver

Moshe Braver
President


March 29, 1996

                           ----PROPERTY PROFILES----

Ocean House  Santa Monica, California
Ocean House is a ten-story property adjacent to Santa Monica Beach. Many of the property's 121 units feature balconies and ocean views. Ocean House provides residents with various amenities including an assisted living program. The property is located in an upscale area with an established senior population and faces competition from three other retirement facilities within its market. The property competes at the higher end of the price scale based on its location and level of service. The property enjoys a competitive advantage due to its assisted living program, many activity programs and community involvement.

Operations at Ocean House generated total rental income of $3,416,963 and net cash flow of $283,437, compared with total rental income of $3,402,425 and net cash of flow of $311,508 in 1994. Net cash flow is gross revenues less operating expenses and ground rent. The decrease in net cash flow is primarily attributable to higher insurance and repair and maintenance expenses.


Prell Gardens  Van Nuys, California
Prell Gardens is a two-story, 102-unit retirement facility surrounding a courtyard and garden. Daily meals, maid service, a beauty salon and transportation services are some of the many amenities available at the property. Prell Gardens enjoys a strong reputation within the San Fernando Valley, and competes with two facilities offering similar services. The property competes in the higher end of the market and has maintained its high occupancy level through aggressive marketing efforts and strong ties to the local community. Resident satisfaction continues to be high as evidenced by the numerous resident referrals and low resident turn over.

Property operations for the year generated total rental income of $1,675,013 and net cash flow of $259,837, compared with total rental income of $1,689,732 and net cash flow of $356,548 in 1994. The decrease in net cash flow reflects higher insurance costs and greater overall property operating expenses.


Pacific Inn  Torrance, California
Pacific Inn is a three-story retirement facility located in an affluent section of Torrance. The property has 134 units with private balconies or patios, and features services and amenities including a visiting doctor, beauty salon, dining services and daily maid service. Pacific Inn competes with three older retirement facilities in its primary location. The facility's reputation has enabled the property to charge premium rents and maintain a strong profit margin. Building upon the success of the Partnership's existing assisted living programs, the General Partner will be implementing an assisted-living program at Pacific Inn in 1996.

During 1995, Pacific Inn recorded total rental income of $3,572,630 and net cash flow of $1,749,879, compared with total rental income of $3,440,400 and cash flow of $1,779,208 in 1994. The increase in rental income is a result of higher average occupancy in 1995. Net cash flow slightly decreased as a result of operating expenses.


Nohl Ranch Inn  Anaheim, California
Nohl Ranch Inn, located in Anaheim Hills, an upscale community with mostly young residents, is a three-story, 133-unit facility featuring an interior courtyard and landscaped grounds. Nohl Ranch is affordably priced for its market and engages in an extensive community outreach program to enhance the property's visibility and referral network. The property includes such features as a visiting doctor's office, beauty salon, daily meal and maid service. The assisted living program, which provides assistance for residents who require help with their daily routines, has been very successful in growing the property's tenant base. Of the property's two competitors, which are both located across the street from Nohl Ranch, only one currently offers an assisted living program. Occupancy improved significantly in 1995, which marks the seventh year in a row that occupancy has increased.

Property operations generated total rental income of $2,173,661 and net cash flow of $518,708, compared with total rental income of $1,854,207 and net cash flow of $276,278 in 1993. The increase in net cash flow is primarily the result of an increase in rental income due to higher average occupancy in 1995.

(One bar graph showing the following information in graphic form: )

Average Occupancy 1991 -1995
                          1991      1992      1993      1994      1995
        Ocean House        90%       85%       91%       95%       92%
        Prell Gardens      93%       94%       95%       97%       93%
        Pacific Inn        92%       91%       91%       94%       97%
        Nohl Ranch Inn     72%       74%       77%       83%       95%

Financial Highlights

        (in thousands except per unit data)        1995            1994

        Total Revenue                           $11,037         $10,485
        Total Expenses                           18,915          10,348
        Net Income (Loss)                        (7,877)            137
        Cash Distributions per Unit*                .30             .30

*   There are 4,827,500 units outstanding.

- - Total revenue increased in 1995 mainly due to an increase in rental income as a result of higher average occupancy at certain of the properties, and an increase in interest income as a result of higher interest rates earned on higher average cash balances.

- - Total expenses increased in 1995 as a result of a $8,712,292 loss recognized on the write down of Prell Gardens, Ocean House and Nohl Ranch, implemented in compliance with Financial Accounting Standard No. 121, a new accounting standard which was issued in March 1995. Please see Notes 2 and 7 to the Consolidated Financial Statements for more details.

- - The change from net income to net loss is primarily attributable to higher expenses as a result of the write-down of real estate in 1995.

Consolidated
Balance Sheets December 31, 1995 and 1994

Assets                                                   1995          1994

Real estate:
  Land                                                $4,824,699    $4,824,699
  Buildings and improvements                          18,767,614    37,839,781

                                                      23,592,313    42,664,480
  Less accumulated depreciation                       (4,896,442)  (13,665,635)

                                                      18,695,871    28,998,845
Cash and cash equivalents                              4,143,727     3,305,871
Prepaid expenses                                         136,282       154,366

   Total Assets                                      $22,975,880   $32,459,082


Liabilities and Partners' Capital

Liabilities:
  Accounts payable and accrued expenses                 $212,144      $413,367
  Deferred rent payable                                1,145,774     1,100,379
  Due to affiliates                                      228,104       215,000
  Security deposits payable                              145,475       145,775
  Distributions payable                                  365,720       365,720

    Total Liabilities                                  2,097,217     2,240,241

Partners' Capital (Deficit):
  General Partner                                        (42,568)      (27,938)
  Limited Partners                                    20,921,231    30,246,779

    Total Partners' Capital                           20,878,663    30,218,841

    Total Liabilities and Partners' Capital          $22,975,880   $32,459,082




Consolidated Statements of Partners' Capital (Deficit)
For the years ended December 31, 1995, 1994 and 1993

                                        General         Limited
                                        Partner         Partners        Total

Balance at December 31, 1992           $(5,231)       $32,494,517   $32,489,286
Net income                               5,183            513,097       518,280
Distributions                          (14,630)        (1,448,250)   (1,462,880)

Balance at December 31, 1993           (14,678)        31,559,364    31,544,686
Net income                               1,370            135,665       137,035
Distributions                          (14,630)        (1,448,250)   (1,462,880)

Balance at December 31, 1994           (27,938)        30,246,779    30,218,841
Net loss                                  -            (7,877,298)   (7,877,298)
Distributions                          (14,630)        (1,448,250)   (1,462,880)

Balance at December 31, 1995          $(42,568)       $20,921,231   $20,878,663

Consolidated Statements of Operations
For the years ended December 31, 1995, 1994 and 1993

Income                                    1995            1994          1993

Rental                                 $10,838,267    $10,386,764    $9,525,552
Interest                                   199,078         97,928        35,836

  Total Income                          11,037,345     10,484,692     9,561,388

Expenses

Payroll                                  2,967,168      2,884,586     2,667,725
Depreciation                             1,797,858      1,790,033     1,802,859
Rent and utilities                       1,652,520      1,621,004     1,570,083
General and administrative               1,633,797      1,427,356     1,129,202
Supplies                                 1,122,448      1,020,782       992,895
Repairs and maintenance                    616,998        490,095       538,058
Real estate taxes                          375,926        323,412       309,855
Travel and entertainment                    35,636         40,389        32,431
Earthquake loss                               -           750,000          -
Loss on write-down of real estate        8,712,292           -             -

  Total Expenses                        18,914,643     10,347,657     9,043,108

  Net Income (Loss)                    $(7,877,298)      $137,035      $518,280

Net Income (Loss) allocated:

To the General Partner                 $      -            $1,370        $5,183
To the Limited Partners                 (7,877,298)       135,665       513,097

                                       $(7,877,298)      $137,035      $518,280

Per limited partnership unit
        (4,827,500 outstanding)             $(1.63)          $.03          $.11


Consolidated Statements of Cash Flows
For the years ended December 31, 1995, 1994 and 1993

Cash Flows from Operating Activities:               1995       1994       1993

Net income (loss)                             $(7,877,298)  $137,035   $518,280
Adjustments to reconcile net income (loss)
to net cash provided by operating activities:
  Depreciation                                  1,797,858  1,790,033  1,802,859
  Provision for earthquake loss                      -       750,000       -
  Loss on write-down of real estate             8,712,292       -          -
  Loss on disposal of asset                         6,998       -          -
  Increase (decrease) in cash arising from changes
   in operating assets and liabilities:
  Prepaid expenses                                 18,084     (5,408)   (73,204)
  Accounts payable and accrued expenses          (234,723)   216,935    (13,734)
  Deferred rent payable                            45,395     45,396     45,396
  Due to affiliates                                13,104      8,301    (28,349)
  Security deposits payable                          (300)     1,000      7,950

Net cash provided by operating activities       2,481,410  2,943,292  2,259,198

Cash Flows from Investing Activities:

  Additions to real estate                       (190,674)  (233,075)   (32,879)
  Proceeds from disposal of asset                  10,000        -          -

Net cash used for investing activities           (180,674)  (233,075)   (32,879)

Cash Flows from Financing Activities:

Distributions paid to partners                 (1,462,880)(1,462,880)(1,097,160)

Net cash used for financing activities         (1,462,880)(1,462,880)(1,097,160)

Net increase in cash and cash equivalents         837,856  1,247,337  1,129,159
Cash and cash equivalents at beginning of year  3,305,871  2,058,534    929,375

Cash and cash equivalents at end of year       $4,143,727 $3,305,871 $2,058,534

Supplemental Disclosure of Noncash Investing Activities:

Capital expenditures funded
 through accounts payable                         $33,500    $47,829  $    -


Notes to Consolidated Financial Statements
December 31, 1995, 1994 and 1993

1. Organization
Senior Income Fund L.P. (the "Partnership"), a Delaware limited partnership (see below), was formed on October 14, 1986 for the purpose of acquiring a general partnership interest in Shearson August Property Partnership (the "Property Partnership"), a California general partnership. The Property Partnership was formed to acquire and operate four specified senior residential properties (the "Properties", see Note 7). The General Partner of the Partnership is Senior Income Fund Inc., (the "General Partner"), a Delaware corporation, and an affiliate of Lehman Brothers Inc. (see below). The other general partner of the Property Partnership is August Financial Partners II ("AFP-II"), an affiliate of August Financial Corporation ("August"). The Partnership will continue until December 31, 2036, unless terminated sooner in accordance with the terms of the Partnership Agreement.

On July 31, 1993, Shearson Lehman Brothers Inc. sold certain of its domestic retail brokerage and asset management businesses to Smith Barney, Harris Upham & Co. Incorporated ("Smith Barney"). Subsequent to the sale, Shearson changed its name to Lehman Brothers Inc. ("Lehman Brothers"). The transaction did not affect the ownership of the General Partner. However, the assets acquired by Smith Barney included the name "Shearson." Consequently, effective October 29, 1993, the Shearson Lehman Senior Income Fund, Inc. General Partner changed its name to Senior Income Fund Inc., and effective December 23, 1993, Shearson Lehman Senior Income Fund Limited Partnership changed its name to Senior Income Fund L.P.

The initial capital contributions to the Partnership totaled $110, representing capital contributions of $100 by the General Partner and $10 by Shearson Lehman Senior Depositary, Inc. (the Assignor Limited Partner).

The agreement of limited partnership authorized the issuance of 4,827,500 depositary units at $10 per unit, which represent assignments of economic and certain other rights attributable to the partnership interests. The offering period ended on March 17, 1987, at which time 4,827,500 depositary units had been issued.

On March 25, 1987, the Property Partnership acquired the Properties from Senior Inns of America Venture, an affiliate of August, for an aggregate purchase price of $40,400,000, which was reduced by $1,491,664, the amount of purchase price holdback used to cover the minimum yield guaranty (see Note 4). In addition, an affiliate of the General Partner received $2,400,000 (see Note 7) in connection with the acquisition of the Properties. In December 1986, August had purchased a 100% interest in Senior Inns of America Venture for $38,000,000.

On February 20, 1996, based upon, among other things, the advice of Partnership counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partner adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partner may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partner. In determining the amount of the distribution, the General Partner may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partner has declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a Form 8-K disclosing this resolution on February 23, 1996.

2. Significant Accounting Policies
Financial Statements
The consolidated financial statements include the accounts of the Partnership and the Property Partnership. The effect of transactions between the Partnership and the Property Partnership have been eliminated in consolidation.

Cash Equivalents
Cash equivalents consist of short-term highly liquid investments, primarily commercial paper, which have maturities of three months or less from the date of purchase. The carrying value approximates fair value because of the short maturity of these instruments. Certain cash reflected on the Partnership's balance sheet at December 31, 1995 and 1994 was on deposit with an affiliate of the General Partner.

Concentration of Credit Risk
Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash and cash equivalents in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Real Estate Investments
Real estate investments are stated at the lower of cost, less accumulated depreciation or fair value and includes the initial purchase price of the property, legal fees, acquisition and closing costs.

Leases are accounted for under the operating method. Under this method, revenue is recognized as rentals are earned and expenses (including depreciation) are charged to operations when incurred. Leases are generally for terms of one year or less.

Depreciation is computed using the straight-line method based upon the estimated useful lives of the properties. Maintenance and repairs are charged to operations as incurred. Significant betterments and improvements are capitalized and depreciated over their useful lives.

For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. In 1994, (see Note 11), the Partnership suffered earthquake damages and consequently, a net building basis adjustment and corresponding reduction in depreciation expense resulted.

Accounting for Impairment
In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership has adopted FAS 121 in the fourth quarter of 1995.

Income Taxes
No provision for income taxes has been made in the financial statements since income, losses and tax credits are passed through to the individual partners.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation.

Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgement regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

3. Property Partnership and Partnership Agreements
Property Partnership Agreement
With respect to the Property Partnership, the Partnership had a 100% interest, during the guaranty period (through December 31, 1989), in the income, losses and cash distributions of the Property Partnership, other than expenses and deductions allocable to AFP-II to the extent of its funding of the Minimum Yield Guaranty (see Note 4). After the guaranty period, all income, losses and cash distributions will be allocated 100% to the Partnership until it receives its Cumulative Preferred Return, as defined, and thereafter 99.5% to the Partnership and .5% to AFP-II.

Distributions of Net Cash Flow from Operations, Net Proceeds from Interim Capital Transactions and Net Proceeds upon Dissolution will generally be distributed 95% to the Partnership and 5% to AFP-II.

Partnership Agreement
The Partnership Agreement provides for the allocation of Income, Losses, Net Cash Flow from Operations, Net Proceeds from Interim Capital Transactions and Net Proceeds upon Dissolution, as follows:

Income is allocated 99% to the Limited Partners and 1% to the General Partner until the Limited Partners have received their Preferred Return, as defined. The balance is allocated 95% to the Limited Partners and 5% to the General Partner.

Losses are allocated to the General Partner and Limited Partners in proportion to, and to the extent of their positive capital account balances, as defined. At such time as the partners' capital account balances are zero, losses will be allocated in the same proportion as distributions.


Net Cash Flow from Operations with respect to each fiscal year will generally be distributed 99% to the Limited Partners and 1% to the General Partner, until such time as each Limited Partner has received an amount equal to his Preferred Return, as defined. The Partnership's share of any remaining Net Cash Flow from Operations will be distributed 95% to the Limited Partners and 5% to the General Partner.

Net Proceeds from Interim Capital Transactions, as defined, generally will be distributed 99% to the Limited Partners and 1% to the General Partner until each Limited Partner has received an amount equal to his unpaid Cumulative Preferred Return and Unrecovered Capital, as defined. The Partnership's share of any excess Net Proceeds will be distributed 95% to the Limited Partners and 5% to the General Partner.

Net Proceeds upon Dissolution will be made in proportion to partners' capital accounts. It is anticipated that Net Proceeds from any final liquidation of the Partnership's assets generally will be distributed 99% to the Limited Partners and 1% to the General Partner until each Limited Partner has received an amount equal to any unpaid Preferred Return and his Unrecovered Capital as defined. The Partnership's share of any excess Net Proceeds generally will be distributed 95% to the Limited Partners and 5% to the General Partner.

4. Minimum Yield Guaranty and Litigation Settlement
In connection with the acquisition of the Properties, AFP-II, through December 31, 1989, provided the Partnership a minimum yield guaranty that the Properties would generate sufficient revenues to fund all operating expenses and pay the Partnership a minimum 9.09% yield on its Invested Capital, as defined. To the extent net operating cash flows were not sufficient to provide the minimum yield, additional amounts were to be funded by AFP-II. On February 15, 1989, the Partnership was informed by AFP-II and August that they were financially unable to meet any continuing minimum yield obligations. Subsequently, several class action lawsuits were commenced against the Partnership. In October 1989, the Partnership entered into a Stipulation and Agreement of Compromise and Settlement (the "Settlement"). Under the terms of the Settlement, AFP-II was required to pay $2,500,000 which amount was deemed to be additional invested capital and was fully offset by an expense allocation. AFP-II h as no further obligation to fund any amounts under the minimum yield guaranty. Additional amounts owed to the partners under the minimum yield guaranty for the default period amounted to $1,750,000 and were paid directly by the Lehman Brothers Group, Inc. ("Group"), an affiliate of the General Partner in February 1990. The Group's share of the minimum yield guaranty has not been reflected in the accompanying financial statements, since Group, while an affiliate of the General Partner, is not a partner.

Additional terms of the Settlement stipulate the following: (1) Group will provide a minimum yield guaranty to the partners of 4.5% and 5.25% for the years ended December 31, 1990 and 1991, respectively; (2) the Property Partnership Agreement has been amended, reducing to 5% AFP-II's share of potential distributions on dissolution and liquidation of the Property Partnership (see Note 3); and (3) any amounts of unpaid Preferred Return (see
Note 3) which accrue after January 1, 1990 through the dissolution and liquidation of the Partnership shall earn a 9% return, up to a maximum of $10,000,000. Previously, the unpaid preferred return was non-interest bearing.

5. Property Management
As of April 6, 1988, the Partnership entered into a Property Management Agreement with Leisure Care, Inc., (the "Operator"), which is not affiliated with the General Partner or AFP-II. The Operator supervises the day-to-day management of the Properties and acts as nonexclusive leasing agent for the Properties.

On December 31, 1993, the original Property Management Agreement expired and an extension was executed between the General Partner and the Operator effective through June 30, 1995. Certain terms of the original Property Management Agreement have been modified as set forth in the extension. Changes with respect to compensation and/or fees are summarized herein: (i) for services rendered by the Operator, a base monthly management fee will be paid for each property equal to 3% of the monthly collected gross income from each property;
(ii) for any remodel or addition to any of the properties costing in excess of $10,000, the Owner shall pay Operator additional fees equal to 10% of the total cost of the work managed by Operator. The fees shall be paid monthly to Operator as costs are incurred; (iii) the performance incentive fee has been replaced with the following terms: The Operator shall be entitled to payment of three different types of performance incentive fees which shall be pai d on an estimated basis each month based on the year-to-date figures available for that month. The Net Profit Incentive Fee, as defined in the Property Management Agreement, equals 100% of the amount, if any, by which net profit for all properties exceeds a yearly threshold amount. The Post-Replacement Reserve Incentive Fee, as defined in the Property Management Agreement, equals 100% of the total excess net profit, if any, for all of the properties after deducting an amount equal to 2% of the gross income. The Profit Sharing Incentive Fee, as defined in the Property Management Agreement, equals 25% of the final profit amount, if any, for all of the properties. However, each of the three incentive fees will not exceed 1% of the total gross income for all of the properties in any one year. Each of the parties may terminate the agreement for any reason or no reason at all, upon 60 days prior written notice to the other party. In addition, the Operator will also be reimbursed for ce rtain expenses incurred in connection with the Properties.

On June 30, 1995, the extension to the original Property Management Agreement expired and a new extension was executed between the General Partner and the Operator which is effective through July 1, 1996. All of the terms and conditions of the original extension of the Management Agreement shall remain in full force and effect through the new expiration date.

Management fees for the years ended December 31, 1995, 1994 and 1993 amounted to approximately $325,000, $312,000 and $381,000, respectively. The Operator was owed approximately $59,000, $55,000 and $32,000 at December 31, 1995, 1994
and 1993, respectively.

For the years ended December 31, 1995 and 1994, the Operator earned $298,415 and $264,953, respectively, in performance incentive fees. Due to economic conditions for the year ended 1993, the Operator did not earn a performance incentive fee nor a performance bonus.

6. Related Party Transactions
The General Partner or its affiliates earned administrative expenses of approximately $86,000, $61,000 and $54,000 for the years ended December 31, 1995, 1994 and 1993, respectively. The General Partner or its affiliates were owed approximately $228,000, $215,000 and $207,000 at December 31, 1995, 1994
and 1993, respectively.

7. Real Estate
The following table sets forth the purchase price for each of the Properties, which amounts do not include the amount of the purchase price holdback and related acquisition expenses:

                                                                  Initial
                        # of                                      Acquisition
        Property Name   Units   Location                          Cost

        Pacific Inn     134     Torrance, California            $13,927,368
        Nohl Ranch Inn  133     Anaheim, California              12,864,211
        Ocean House     119     Santa Monica, California          7,761,053
        Prell Gardens   100     Van Nuys, California              5,847,368

                                                                $40,400,000


The acquisition fee of $2,400,000 paid to Lehman Brothers, and certain other costs of $631,868 related to the acquisition of the Properties have been allocated on a pro rata basis to the assets acquired.

Pursuant to the requirements of FAS 121 and to obtain further support in connection with the Partnership's insurance claim (see Note 11) and engineering studies, during the fourth quarter of 1995 the Partnership obtained preliminary estimates of fair market value from an independent appraiser. Such estimates of fair value make use of a combination of certain generally accepted valuation techniques, including direct capitalization and comparative sales analyses, and, in the instances of Ocean House and Prell Gardens, have considered the structural damage caused by the Northridge earthquake (see Note 11). As a consequence of this valuation process, and pursuant to the requirements of FAS 121, the Partnership recognized an impairment loss of $8,712,292 as of December 31, 1995. The losses of $4,809,497, $2,081,900 and $1,820,895, aggregating the
$8,712,292, are attributable to Ocean House, Prell Gardens and Nohl Ranch Inn, respectively.

8. Distributions Paid
Cash distributions, per the consolidated statements of partners' capital, are recorded on the accrual basis, which recognize specific record dates for payments within each calendar year. The consolidated statements of cash flows recognize actual cash distributions paid during the calendar year. The following table discloses the annual amounts as presented on the consolidated financial statements:


           Distributions                                   Distributions
           Payable       Distributions   Distributions        Payable
           Beginning       Declared           Paid          December 31
           of Year
   1995    365,720         1,462,880       1,462,880          365,720
   1994    365,720         1,462,880       1,462,880          365,720
   1993                    1,462,880       1,097,160          365,720


9. Commitments
The land on which Ocean House is located is leased to the Partnership under a ground lease which expires in 2016. The lease carries renewal options for two 33-year periods. Under the ground lease, a sale of Ocean House by the Partnership will require the consent of the lessor, which consent shall not be unreasonably withheld. The Partnership is recording ground rent expense on a straight-line basis, at an annual amount of $921,396, resulting in deferred ground rent payable.

Future minimum rental payments to be paid under the ground lease at December 31, 1995 are as follows:


	1996		$	876,000
	1997			876,000
	1998			876,000
	1999			876,000
	2000			876,000
        Thereafter           15,731,000

                        $    20,111,000


10. Reconciliation of Net Income (Loss) to Taxable Income
The following is a reconciliation of the net income for financial statement purposes to net income for federal income tax purposes for the years ended December 31, 1995, 1994 and 1993:

                                                1995        1994         1993
Net income (loss) per financial statements $(7,877,298)   $137,035     $518,280

Depreciation deducted for tax
  purposes in excess of
  depreciation expense per
  financial statements                         (48,925)    (69,673)    (132,026)

Tax basis Property Partnership
  net income (loss) in excess of GAAP
  basis Property Partnership net income      1,228,748   1,003,399     (141,972)

Financial statement loss on
write-down of real estate over tax
basis loss on write-down of real estate      8,712,292        -            -

Other                                              861         514          536

Taxable net income                          $2,015,678  $1,071,275     $244,818

The following is a reconciliation of partners' capital for financial statement purposes to partners' capital for federal income tax purposes as of December 31, 1995, 1994 and 1993.


                                          1995          1994           1993
Partners' capital per
  financial statements                $20,878,663    $30,218,841    $31,544,686

Adjustment for cumulative
  difference between tax basis
  net income (loss) and net income (loss)
  per financial statements              7,436,041     (2,456,074)    (3,389,800)

Partners' capital per tax return      $28,314,704    $27,762,767    $28,154,886

11. Earthquake Loss
As a result of the Northridge earthquake that struck the greater Los Angeles area on January 17, 1994, damages were sustained at two of the Properties, Ocean House and Prell Gardens. The Partnership has earthquake insurance with a deductible equal to 5% of the replacement costs of the properties, as determined by independent appraisal. The General Partner engaged an independent appraiser to determine the replacement costs, the Partnership's deductible portion, which are estimated not to exceed $500,000 and $250,000 for Ocean House and Prell Gardens, respectively, and will be funded from Partnership cash reserves. The provision for earthquake loss of $750,000, which was recorded in 1994, represents the estimated insurance deductibles for the two properties.

The Partnership has engaged an independent structural and seismic engineer who has advised the General Partner, and the City of Santa Monica, that the repairs to date, at both Ocean House and Prell Gardens, have rendered both buildings safe for continued occupancy. The engineer informed the Partnership that repairs completed immediately after the earthquake have rendered both buildings safe for continued occupancy. However, the engineer concluded that additional structural improvements would be needed to make both buildings less vulnerable to future earthquakes, and to bring them into compliance with building codes enacted subsequent to the construction of the properties (the "Retrofit Work") and building codes that were enacted after the January 1994 earthquake (the "Structural Enhancements"). The total cost to complete the work at both buildings is estimated to be approximately $4.8 million. This total is inclusive of the cost of the initial work already completed, the estimated cost of the Retrofit Work and Structural Enhancements and the cost to complete other less immediate earthquake-related repair work. The total approximate cost is based on the most recent contractor bids as it relates to Prell Gardens and engineer estimates as it relates to Ocean House. While the General Partner feels it is important to complete this work, the repairs are structural in nature, and are therefore, not expected to enhance the overall value of the buildings.

The Retrofit Work and Structural Enhancements have not yet begun at either of the properties. With respect to Prell Gardens, in October of 1995, the City of Los Angeles finalized the criteria it uses in determining the extent of structural enhancements required at buildings of the same type, construction and age as Prell Gardens. In accordance with city ordinances, the General Partner prepared plans outlining the work proposed for Prell Gardens and submitted them to the City of Los Angeles for approval in December 1995. The City has recently approved the Partnership's plans and granted the Partnership the necessary permits to begin work. Work will commence at Prell Gardens in mid-April 1996. The Partnership's contractor has estimated that the cost of the work will be approximately $1.4 million and require 15 to 20 months to complete.

Plans pertaining to the repairs at Ocean House have been prepared, however they have not been submitted to the City of Santa Monica, where the property is located. In June 1994, the City of Santa Monica enacted a new building ordinance specific to damage caused by the earthquake. However, due to pressure from numerous other Santa Monica property owners, the City is currently considering a possible revision of this new ordinance. The Partnership's construction plans, estimated to cost approximately $3.4 million, have been prepared in accordance with the new ordinance. The possible revision being considered by the City of Santa Monica could reduce the scope and final cost of the work. Therefore, the Partnership is waiting for the City of Santa Monica to issue its final ruling on the new ordinance. At this time, it is uncertain when the City of Santa Monica will make its final decision.

The General Partner has been aggressively pursuing reimbursement from the insurance carrier for any additional repair costs, less the deductible, under the Partnership's insurance policy, however the insurance carrier has preliminarily indicated that it will not reimburse the Partnership for the cost of these additional improvements. The General Partner believes that per the terms of the insurance policy, the insurance carrier should cover these costs, and on September 15, 1995, litigation was initiated in Los Angeles Superior Court against the insurance carrier and the Partnership's insurance broker. Attorneys for all parties are currently taking depositions. If insurance coverage is not available for any reason, the General Partner believes there are adequate Partnership reserves to fund the required repairs, however any funding could adversely impact the Partnership's cash position and its ability to pay future cash distributions.

During November 1995, the insurance carrier determined that the damage sustained at the Prell Gardens Property was in excess of the applicable $250,000 deductible, leaving a net claim of $28,531 which was paid to the Partnership and applied against building basis. The net claim of $28,531 represents the undisputed amount under this claim, notwithstanding the separate claims relating to the structural improvements required at the property. The insurance carrier determined for the Ocean House Property that the damage sustained was less than the applicable deductible of $500,000.

The building basis costs of Ocean House and Prell Gardens have been reduced by the $750,000 provision for earthquake loss. As repairs are incurred, the basis of the buildings will be restored to their original levels. At December 31, 1995, Ocean House and Prell Gardens have, cumulatively, incurred earthquake repairs of $267,302 and $58,109, respectively. Consequently, the building basis costs for Ocean House and Prell Gardens have been reduced by $232,698 and $191,891, respectively, at December 31, 1995.


                       Report of Independent Accountants


To the Partners of
Senior Income Fund Limited Partnership:

We have audited the consolidated balance sheets of Senior Income Fund Limited Partnership, a Delaware limited partnership, and Consolidated Venture as of December 31, 1995 and 1994, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Senior Income Fund Limited Partnership, a Delaware limited partnership, and Consolidated Venture as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Partnership adopted the provisions of Statment of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in 1995.

                                              COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
March 28, 1996

                            SENIOR INCOME FUND L.P.
                          and Consolidated Partnership

            Schedule III - Real Estate and Accumulated Depreciation

                               December 31, 1995


                                                               Cost Capitalized
                                                                 Subsequent
                             Initial Cost to Partnership        To Acquisition
                             ---------------------------        --------------


    (1)              (2)               Buildings and             Buildings and
Description     Encumbrances    Land    Improvements    Land      Improvements


Ocean House
  Santa Monica, CA   $0        $0       $7,496,394       $0       $1,110,619

Prell Gardens
  Van Nuys, CA       $0   $1,441,614    $4,613,166    $103,834      $974,115

Pacific Inn
  Torrance, CA       $0   $2,402,690   $11,436,807    $173,057      $941,186

Nohl Ranch Inn
  Anaheim, CA        $0     $816,915   $12,157,614     $58,840    $1,078,056


                     $0   $4,661,219   $35,703,981    $335,731    $4,103,976




                                                         Gross Amount at Which
                Other Charges Add/(Deduct) (3)      Carried at Close of Period
                ------------------------------      --------------------------

                                 Buildings                          Buildings
                                    and                                and
Description             Land    Improvements          Land         Improvements


Ocean House
  Santa Monica, CA      $0     $(8,607,013)            $0                $0

Prell Gardens
  Van Nuys, CA     $(53,274)   $(4,579,455)       $1,492,174         $1,007,826

Pacific Inn
  Torrance, CA     $(88,789)     $(422,638)       $2,486,958        $11,955,355

Nohl Ranch Inn
  Anaheim, CA      $(30,188)   $(7,431,237)         $845,567         $5,804,433


                  $(172,251)  $(21,040,343)       $4,824,699        $18,767,614


	Gross Amount at
	Which Carried at
	Close of Period
        ---------------
                                                                Life on Which
                                                                Depreciation
                                                                  in Latest
                                  Accumulated       Date      Income Statements
Description       Total (4)       Depreciation    Acquired       is Computed


Ocean House
  Santa Monica, CA    $0                0         03/25/87           (5)

Prell Gardens
  Van Nuys, CA   $2,500,000             0         03/25/87           (5)

Pacific Inn
  Torrance, CA  $14,442,313        4,896,442      03/25/87           (5)

Nohl Ranch Inn
  Anaheim, CA    $6,650,000             0         03/25/87           (5)

                $23,592,313        4,896,442


(1)     These properties are senior residential properties.
(2)	The property partnership purchased the properties on an all cash basis.
(3) a) In 1990, the purchased price was reduced by the amount of the purchase price holdback used to cover the minimum yield guaranty in the amount of $1,491,664;
        b) In 1994, the building basis costs of Ocean House and Prell Gardens were reduced by the provision for earthquake loss in the amount of $750,000 and increased by earthquake repairs of $325,411, resulting in a net building basis reduction of $424,589. The balance at Nohl Ranch includes the disposition of transportation equipment.
        c) During 1995, the Partnership recognized a write-down of the carrying value of Ocean House, Prell Gardens and Nohl Ranch Inn of $4,809,497, $2,081,900 and $1,820,895, respectively, aggregating $8,712,292. The net book value adjusted for the write-down, becomes the new carrying value for the properties.
(4) The amount of accumulated depreciation for Federal income tax purposes is $17,289,034.
(5)     Buildings and improvements - 40 years; personal property - 10 years.


A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1995, 1994 and 1993:

Real Estate Investments:                1995            1994            1993

Beginning of year                 $42,664,480      $43,133,576      $43,100,697
Acquisitions                           99,636           80,031           32,879
Less disposition                      (25,820)            0                0
Write-down                        (19,270,521)            0                0
Write down for earthquake             124,538         (549,127)            0

End of year                       $23,592,313      $42,664,480      $43,133,576


Accumulated Depreciation:

Beginning of year                 $13,665,635      $11,875,602      $10,072,743
Depreciation expense                1,797,858        1,790,033        1,802,859
Less disposition                       (8,822)            0                0
Write-down                        (10,558,229)            0                0

End of year                        $4,896,442      $13,665,635      $11,875,602


                       Report of Independent Accountants


Our report on the consolidated financial statements of Senior Income Fund Limited Partnership, a Delaware limited partnership, and Consolidated Venture has been incorporated by reference in this Form 10-K from the Annual Report to Unitholders of Senior Income Fund Limited PArtnership for the year ended December 31, 1995. In connection with our audit of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements as a whole, presents fairly, in all material respects, the information required to be included therein.


                                                COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
March 28, 1996