Form 10-K, Exhibit 13
period 1996-12-31
SENIOR INCOME FUND L P
filed 1997-03-28
CIK 805387

Senior Income Fund L.P. (the "Partnership") raised $48,275,000 during its offering period in 1987 and acquired four congregate care facilities in Southern California. The Partnership has retained Leisure Care, Inc., one of the leading retirement center management companies in the country, to assist with the day-to-day management of the facilities.



                        Average
                       Occupancy        Rental Income *   Percent
Property             1996      1995      1996      1995    change
Ocean House           91%       92%    $3,450    $3,417      1%
Pacific Inn           98%       97%     3,685     3,572      3%
Prell Gardens         72%       93%     1,294     1,675    (23%)
Nohl Ranch Inn        98%       95%     2,353     2,174      8%
* in thousands


                            Contents

                     1   Message to Investors

                     3   Consolidated Financial Statements

                     6   Notes to the Consolidated Financial Statements

                    14   Report of Independent Accountants







         Administrative Inquiries       Performance Inquiries/Form 10-Ks
         Address Changes/Transfers      First Data Investor Services Group
         Service Data Corporation       P.O. Box 1527
         2424 South 130th Circle        Boston, Massachusetts 02104-1527
         Omaha, Nebraska 68144-2596     Attn.:  Financial Communications
         800-223-3464                   800-223-3464



                      Message to Investors

Presented for your review is the 1996 Annual Report for Senior
Income Fund L.P. This report includes an update on the Partnership's efforts to sell its properties, a review of the Partnership's operations and audited financial statements for the year ended December 31, 1996.

Update on Property Sales
As previously announced, the Partnership is marketing its four properties for sale and expects to sell the properties in 1997. As such, all of the Partnership's properties have been reclassified on the Partnership's balance sheets as held for disposition. The General Partner has received numerous bids and serious expressions of interest from unaffiliated third party buyers, including ARV Assisted Living, Inc. ("ARV"), the entity which previously commenced two tender offers for your units under the name "LAVRA". While the bids received are preliminary and subject to further due diligence, all of the offers being considered, including ARV's, are at prices that would result in cash distributions to all Unitholders substantially in excess of that previously offered by ARV.

The Partnership is in the process of analyzing the bids it received. It is the goal of the General Partner to weigh all of the relevant factors and to structure the best transaction possible for the Unitholders by examining, among other things, the price offered and the probability of consummating a transaction with each particular bidder. The General Partner is very pleased with the response to the competitive bidding process, however, there can be no assurance that any transaction will be consummated or as to the price of such a transaction. Should a transaction be consummated, one or more cash distributions of the net sale proceeds together with any remaining cash on hand will be made to all Unitholders as soon as practicable.

Cash Distributions
Cash distributions for 1996 totaled $0.90 per $10.00 Unit, including the fourth quarter distribution which was paid to limited partners on February 12, 1997, in the amount of $0.075 per $10.00 Unit. On December 9, 1996, the Partnership paid a special distribution in the amount of $0.60 per Unit from excess cash reserves which had been held pending a resolution of the Partnership's claim against its insurance carrier, as discussed below. Since inception, limited partners have received cash distributions totaling $5.41 per Unit. Until the sale of the Partnership's properties is complete, the level of future distributions will be determined on a quarterly basis and will be based on cash flow from operations, tempered by the Partnership's capital needs, including those necessitated by any earthquake related repairs.

Earthquake Repairs
In January 1994, an earthquake struck the greater Los Angeles area causing damage at two of the Partnership's properties, Prell Gardens and Ocean House. Earthquake related repairs are underway at Prell Gardens and the General Partner is in the process of obtaining contractor bids for the repairs to Ocean House. However, in light of the Partnership's sales efforts and the General Partner's receipt of several credible offers from numerous purchasers, it is anticipated that the Partnership will sell all of its properties prior to completion of the repair work at Prell Gardens and prior to beginning work at Ocean House. The Partnership intends to sell Prell Gardens and Ocean House on an "as is" and "where is" basis.

Insurance Settlement
As previously reported, in November 1995, the General Partner initiated litigation against the insurance carrier and insurance broker, as a result of the insurance carrier's refusal to reimburse the Partnership for the cost of the earthquake related repair work, less the deductible, under the Partnership's insurance policy. The Partnership reached a settlement with the insurance carrier on November 19, 1996, whereby the Partnership received a payment totaling $3.2 million. Accordingly, the Partnership was able to fund the special $0.60 per Unit distribution, referred to above, from a portion of the cash reserves it had retained to cover the necessary repairs pending the outcome of the litigation.


Financial Highlights
For the years ended December 31,
                                            1996         1995
     Rental income                      $10,782,123  $10,838,267
     Total expenses                      10,150,537   18,914,643
     Net income (loss)                    3,154,499   (7,877,298)
     Cash distributions per Unit *             $.90         $.30
     * There are 4,827,500 Units outstanding

- Rental income was slightly lower in 1996 due to lower average occupancy at Prell Gardens as a result of the earthquake related repair work at the property. The decrease in rental income at Prell Gardens was partially offset by an increase in rental income from the other properties, particularly Nohl Ranch and Pacific Inn.

- The change from net loss to net income in 1996 was primarily due to the recognition of net insurance settlement income of approximately $2.3 million in 1996, the recognition in 1995 of the above-mentioned loss on the write-down of real estate asset, and lower depreciation expense in 1996.

- The decrease in total expenses was largely the result of the Partnership's recognition of a $8,712,292 loss on the write-down of real estate assets in compliance with Financial Accounting Standards No. 121 in 1995, and lower depreciation expense in 1996 reflecting the adjusted basis of the properties required at year-end 1995 in connection with the write-down of the properties.

Summary
The General Partner is analyzing the bids received for the properties and anticipates negotiating and closing a sale in 1997. In the interim, the General Partner will continue to focus on effectively managing the Partnership's properties. An update on our progress will be provided in future correspondence.

Very truly yours,

Senior Income Fund Inc.
The General Partner

/s/ Moshe Braver

Moshe Braver
President

March 27, 1997

Consolidated Balance Sheets                 At December 31,  At December 31,
                                                      1996             1995
Assets
Real estate:
 Land                                            $      -       $  4,824,699
 Buildings and improvements                             -         18,767,614
                                                        -         23,592,313
 Less accumulated depreciation                          -         (4,896,442)
                                                        -         18,695,871
Real estate assets held for disposition           18,301,085            -

Cash and cash equivalents                          4,104,695       4,143,727
Prepaid expenses                                     168,259         136,282
  Total Assets                                   $22,574,039    $ 22,975,880
Liabilities and Partners' Capital (Deficit)
Liabilities:
 Accounts payable and accrued expenses           $ 1,033,316    $    250,413
 Deferred rent payable                             1,191,169       1,145,774
 Due to affiliates                                   190,609         189,835
 Security deposits payable                           148,700         145,475
 Distribution payable                                365,720         365,720
  Total Liabilities                                2,929,514       2,097,217
Partners' Capital (Deficit):
 General Partner                                     (54,910)        (42,568)
 Limited Partners (4,827,500 units outstanding)   19,699,435      20,921,231
  Total Partners' Capital                         19,644,525      20,878,663
  Total Liabilities and Partners' Capital        $22,574,039     $22,975,880




Consolidated Statement of Partners' Capital (Deficit)
For the years ended December 31, 1996, 1995 and 1994
                                    General      Limited
                                    Partner      Partners        Total
Balance at December 31, 1993       $(14,678)   $31,559,364    $31,544,686
Net income                            1,370        135,665        137,035
Distributions                       (14,630)    (1,448,250)    (1,462,880)
Balance at December 31, 1994        (27,938)    30,246,779     30,218,841
Net loss                               -        (7,877,298)    (7,877,298)
Distributions                       (14,630)    (1,448,250)    (1,462,880)
Balance at December 31, 1995        (42,568)    20,921,231     20,878,663
Net income                           31,545      3,122,954      3,154,499
Distributions                       (43,887)    (4,344,750)    (4,388,637)
Balance at December 31, 1996       $(54,910)   $19,699,435    $19,644,525


Consolidated Statements of Operations
For the years ended December 31,              1996      1995      1994
Income
Rental                                  $10,782,123   $10,838,267  $ 10,386,764
Insurance settlement, net                 2,318,387          -            -
Interest                                    204,526       199,078        97,928
  Total Income                           13,305,036    11,037,345    10,484,692
Expenses
Payroll                                   3,074,006     2,967,168     2,884,586
General and administrative                1,774,183     1,633,797     1,427,356
Rent and utilities                        1,607,967     1,652,520     1,621,004
Depreciation                              1,507,326     1,797,858     1,790,033
Supplies                                  1,136,163     1,122,448     1,020,782
Repairs and maintenance                     627,158       616,998       490,095
Real estate taxes                           380,439       375,926       323,412
Travel and entertainment                     43,295        35,636        40,389
Earthquake loss                                -             -          750,000
Loss on write-down of real estate              -        8,712,292          -
  Total Expenses                         10,150,537    18,914,643    10,347,657
  Net Income (Loss)                     $ 3,154,499   $(7,877,298) $    137,035
Net Income (Loss) Allocated:
To the General Partner                  $    31,545   $      -     $      1,370
To the Limited Partners                   3,122,954    (7,877,298)      135,665
                                        $ 3,154,499   $(7,877,298) $    137,035
Per limited partnership unit
(4,827,500 outstanding)                        $.65        $(1.63)         $.03


Consolidated Statements of Cash Flows
For the years ended December 31,               1996         1995        1994
Cash Flows From Operating Activities:
Net income (loss)                         $3,154,499   $(7,877,298)  $  137,035
Adjustments to reconcile net
 income (loss) to net
cash provided by operating activities:
 Insurance settlement, net                (2,318,387)         -            -
 Depreciation                              1,507,326     1,797,858    1,790,033
 Provision for earthquake loss                  -             -         750,000
 Loss on write-down of real estate              -        8,712,292         -
 Loss on disposal of asset                      -            6,998         -
 Increase (decrease) in cash arising from
 changes in operating assets and liabilities:
  Prepaid expenses                           (31,977)       18,084       (5,408)
  Accounts payable and accrued expenses      124,883      (223,778)     225,864
  Deferred rent payable                       45,395        45,395       45,396
  Due to affiliates                              774         2,159         (628)
  Security deposits payable                    3,225          (300)       1,000
Net cash provided by operating activities  2,485,738     2,481,410    2,943,292
Cash Flows From Investing Activities:
Proceeds from insurance settlement         3,200,000          -            -
Legal fees and payment on
 construction contract                      (223,593)         -            -
Purchase of general partnership interest    (850,000)         -            -
Additions to real estate                    (262,540)     (190,674)    (233,075)
Proceeds from disposal of asset                 -           10,000         -
Net cash provided by (used for)
 investing activities                      1,863,867      (180,674)    (233,075)
Cash Flows From Financing Activities:
Distributions paid to partners            (4,388,637)   (1,462,880)  (1,462,880)
Net cash used for financing activities    (4,388,637)   (1,462,880)  (1,462,880)
Net increase (decrease) in cash
 and cash equivalents                        (39,032)      837,856    1,247,337
Cash and cash equivalents,
 beginning of year                         4,143,727     3,305,871    2,058,534
Cash and cash equivalents,
 end of year                              $4,104,695    $4,143,727   $3,305,871
Supplemental Disclosure of Non-Cash
 Investing Activities:
Settlement costs funded through
 accounts payable                         $ 658,020     $     -      $     -
Capital expenditures funded
 through accounts payable                 $    -        $   33,500   $   47,829


Notes to the Consolidated Financial Statements
December 31, 1996, 1995 and 1994

1. Organization
Senior Income Fund L.P. (the "Partnership"), a Delaware limited partnership (see below), was formed on October 14, 1986 for the purpose of acquiring a general partnership interest in Shearson August Property Partnership (the "Property Partnership"), a California general partnership. The Property Partnership was formed to acquire and operate four specified senior residential properties (the "Properties", see Note 7). The General Partner of the Partnership is Senior Income Fund Inc., (the "General Partner"), a Delaware corporation, and an affiliate of Lehman Brothers Inc. (see below). The other general partner, through November 21, 1996 as discussed below, of the Property Partnership is August Financial Partners II ("AFP-II"), an affiliate of August Financial Corporation ("August"). The Partnership will continue until December 31, 2036, unless terminated sooner in accordance with the terms of the Partnership Agreement.

The initial capital contributions to the Partnership totaled $110, representing capital contributions of $100 by the General Partner and $10 by Senior Income Depositary Inc., formerly known as Shearson Lehman Senior Depositary, Inc. (the Assignor Limited Partner).

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

On February 20, 1996, based upon, among other things, the advice of legal counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partner adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partner may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partner. In determining the amount of the distribution, the General Partner may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partner has declared the distribution and established a record date and distribution date for the distribution.

On November 21, 1996, the Partnership purchased the general partnership interest of the successor to AFP-II for a purchase price of $850,000. The Partnership's purchase of the general partnership interest was funded from cash reserves. As a result of such purchase, the Property Partnership will be dissolved and all of its assets will be distributed to the Partnership. Accordingly, all sale proceeds received upon a sale of any property will belong to the Partnership and no amount will be owed to AFP-II.

2. Significant Accounting Policies

Financial Statements - The consolidated financial statements include the accounts of the Partnership and the Property Partnership from inception through November 21, 1996. The effect of transactions between the Partnership and the Property Partnership have been eliminated in consolidation. As described in Note 1, as of November 21 ,1996, the Property Partnership will be dissolved.

Cash and Cash Equivalents - Cash and cash equivalents consist of short-term highly liquid investments, including commercial paper, which have maturities of three months or less from the date of purchase. The carrying value approximates fair value because of the short maturity of these instruments. Certain cash and cash equivalents reflected on the Partnership's balance sheet were on deposit with an affiliate of the General Partner during a portion of 1996 and all of 1995. At December 31, 1996, no cash and cash equivalents were on deposit with an affiliate of the General Partner.

Concentration of Credit Risk - Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash and cash equivalents in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Real Estate Investments - Real estate investments are stated at the lower of cost, less accumulated depreciation, or fair value.
Cost includes the initial purchase price of the property, legal fees, acquisition and closing costs. Depreciation is computed using the straight-line method based upon the estimated useful lives of the properties. Maintenance and repairs are charged to operations as incurred. Significant betterments and improvements are capitalized and depreciated over their useful lives.

For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. In 1994, (see Note 11), two of the Partnership's properties suffered earthquake damages and consequently, a net building basis adjustment and corresponding reduction in depreciation expense resulted.

Accounting for Impairment - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting
Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS
121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 in the fourth quarter of 1995.

Real Estate Assets Held for Disposition - Real estate assets held for disposition are carried at the lower of carrying value or fair market value less costs to sell. During the fourth quarter of 1996, all real estate assets were reclassified as held for disposition and will no longer be depreciated. No adjustment to carrying value resulted from the reclassification.

Leases - Leases are accounted for under the operating method. Under this method, revenue is recognized as rentals are earned and expenses (including depreciation) are charged to operations when incurred. Leases are generally for terms of one year or less.

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

Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

Income Taxes No provision for income taxes has been made in the consolidated financial statements since income, losses and tax credits are passed through to the individual partners.

Use of Estimates The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain prior year amounts have been reclassified in order to conform to the current year's presentation.

3. Property Partnership and Partnership Agreements

Property Partnership Agreement
With respect to the Property Partnership, the Partnership had a 100% interest, during the guaranty period (through December 31, 1989), in the income, losses and cash distributions of the Property Partnership, other than expenses and deductions allocable to AFP-II to the extent of its funding of the Minimum Yield Guaranty (see Note 4). After the guaranty period, all income, losses and cash distributions were to be allocated 100% to the Partnership until it received its Cumulative Preferred Return, as defined, and thereafter 99.5% to the Partnership and
 .5% to AFP-II.

Distributions of Net Cash Flow from Operations, Net Proceeds from
Interim Capital Transactions and Net Proceeds upon Dissolution were to be distributed 95% to the Partnership and 5% to AFP-II.

On November 21, 1996, the Partnership purchased AFP-II's interest in the Property Partnership. Accordingly, all Net Cash Flow from Operations, Net Proceeds from Interim Capital Transactions and Net Proceeds from Dissolution will be paid to the Partnership and no amount will be owed to AFP-II.

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

4. Minimum Yield Guaranty and Litigation Settlement
In connection with the acquisition of the Properties, AFP-II, through December 31, 1989, provided the Partnership a minimum yield guaranty that the Properties would generate sufficient revenues to fund all operating expenses and pay the Partnership a minimum 9.09% yield on its Invested Capital, as defined. To the extent net operating cash flows were not sufficient to provide the minimum yield, additional amounts were to be funded by AFP-II. On February 15, 1989, the Partnership was informed by AFP-II and August that they were financially unable to meet any continuing minimum yield obligations. Subsequently, several class action lawsuits were commenced against the Partnership. In October 1989, the Partnership entered into a Stipulation and Agreement of Compromise and Settlement (the "Settlement"). Under the terms of the Settlement, AFP-II was required to pay $2,500,000 which amount was deemed to be additional invested capital and was fully offset by an expense allocation. AFP-II has no further obligation to fund any amounts under the minimum yield guaranty. Additional amounts owed to the partners under the minimum yield guaranty for the default period amounted to $1,750,000 and were paid directly by the Lehman Brothers Group, Inc. ("Group"), an affiliate of the General Partner in February 1990. The Group's share of the minimum yield guaranty has not been reflected in the accompanying financial statements, since Group, while an affiliate of the General Partner, is not a partner.

Additional terms of the Settlement stipulate the following: (1) Group will provide a minimum yield guaranty to the partners of 4.5% and 5.25% for the years ended December 31, 1990 and 1991, respectively; (2) the Property Partnership Agreement has been amended, reducing to 5% AFP-II's share of potential distributions on dissolution and liquidation of the Property Partnership (see
Note 3); and (3) any amounts of unpaid Preferred Return (see Note
3) which accrue after January 1, 1990 through the dissolution and liquidation of the Partnership shall earn a 9% return, up to a maximum of $10,000,000. Previously, the unpaid preferred return was non-interest bearing

5. Property Management
As of April 6, 1988, the Partnership entered into a Property Management Agreement with Leisure Care, Inc., (the "Operator"), which is not affiliated with the General Partner or AFP-II. The Operator supervises the day-to-day management of the Properties and acts as nonexclusive leasing agent for the Properties.

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

(iii) the performance incentive fee has been replaced with the following terms: The Operator shall be entitled to payment of three different types of performance incentive fees which shall be paid on an estimated basis each month based on the year-to-date figures available for that month. The Net Profit Incentive Fee, as defined in the Property Management Agreement, equals 100% of the amount, if any, by which net profit for all properties exceeds a yearly threshold amount. The Post-Replacement Reserve Incentive Fee, as defined in the Property Management Agreement, equals 100% of the total excess net profit, if any, for all of the properties after deducting an amount equal to 2% of the gross income. The Profit Sharing Incentive Fee, as defined in the Property Management Agreement, equals 25% of the final profit amount, if any, for all of the properties. However, each of the three incentive fees will not exceed 1% of the total gross income for all of the properties in any one year. Each of the parties may terminate the agreement for any reason or no reason at all, upon 60 days prior written notice to the other party. In addition, the Operator will also be reimbursed for certain expenses incurred in connection with the Properties.

On June 30, 1995, the extension to the original Property
Management Agreement expired and a new extension was executed between the General Partner and the Operator which was effective through July 1, 1996. Effective June 30, 1996, a new extension was executed between the General Partner and the Operator for an additional year which expires on July 1, 1997. All of the terms and conditions of the original extension of the Management Agreement shall remain in full force and effect through the new expiration date.

Management fees for the years ended December 31, 1996, 1995 and 1994 amounted to approximately $323,000, $325,000 and $312,000, respectively. The Operator was owed approximately $87,000, $59,000 and $55,000 at December 31, 1996, 1995 and 1994,
respectively.

For the years ended December 31, 1996, 1995 and 1994, the
Operator earned $169,545, $298,415 and $264,953, respectively, in performance incentive fees.

6. Transactions with Related Parties
The Partnership reimburses the General Partner or its affiliates for certain administrative expenses. For the years ended December 31, 1996, 1995 and 1994, the General Partner or its affiliates were reimbursed approximately $27,000, $13,000, and $8,000, respectively. The General Partner or its affiliates were owed approximately $191,000, $190,000 and $188,000 at December 31, 1996, 1995 and 1994, respectively.

7. Real Estate
The following table sets forth the purchase price for each of the Properties, which amounts do not include the amount of the purchase price holdback and related acquisition expenses:
                                                                Initial
                   # of                                       Acquisition
Property Name     Units         Location                         Cost
Pacific Inn        134          Torrance, California          $13,927,368
Nohl Ranch Inn     133          Anaheim, California            12,864,211
Ocean House        121          Santa Monica, California        7,761,053
Prell Gardens      102          Van Nuys, California            5,847,368
                                                              $40,400,000

The acquisition fee of $2,400,000 paid to Lehman Brothers, and certain other costs of $631,868 related to the acquisition of the Properties have been allocated on a pro rata basis to the assets acquired.

Pursuant to the requirements of FAS 121 and to obtain further support in connection with the Partnership's insurance claim and engineering studies (see Note 11), during the fourth quarter of 1995 the Partnership obtained preliminary estimates of fair market value from an independent appraiser. Such estimates of fair value make use of a combination of certain generally accepted valuation techniques, including direct capitalization and comparative sales analyses, and, in the instances of

Ocean House and Prell Gardens, have considered the structural damage caused by the Northridge earthquake (see Note 11). As a consequence of this valuation process, and pursuant to the requirements of FAS 121, the Partnership recognized an impairment loss of $8,712,292 as of December 31, 1995. The losses of $4,809,497,
$2,081,900 and $1,820,895, aggregating the $8,712,292, are
attributable to Ocean House, Prell Gardens and Nohl Ranch Inn, respectively.

On November 21, 1996, the Partnership purchased the general partnership interest of the successor to AFP-II for a purchase price of $850,000. Accordingly, the purchase resulted in an additional investment of $850,000 in the Properties.

The General Partner is currently marketing the Properties for sale and it is expected that a sale will be completed during 1997. Accordingly, the Properties have been reclassified on the Consolidated Balance Sheet as "Real estate assets held for disposition".

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

        Distributions                                      Distributions
           Payable       Distributions   Distributions        Payable
      Beginning of Year     Declared          Paid          December 31
1996      $365,720        $4,388,637       $4,388,637         $365,720
1995       365,720         1,462,880        1,462,880          365,720
1994      $365,720        $1,462,880       $1,462,880         $365,720

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

Future minimum rental payments to be paid under the ground lease at December 31, 1996 are as follows:

               Year                         Amount
               1997                       $876,000
               1998                        876,000
               1999                        876,000
               2000                        876,000
               2001                        876,000
               Thereafter               14,855,000
                                       $19,235,000

10. Reconciliation of Net Income (Loss) to Taxable Income
The following is a reconciliation of the net income (loss) for consolidated financial statement purposes to net income for federal income tax purposes for the years ended December 31, 1996, 1995 and 1994:

                                                1996         1995         1994
Net income (loss) per consolidated
financial statements                      $3,154,499  $(7,877,298)    $137,035

Depreciation deducted for tax
purposes in excess of
depreciation expense per
consolidated financial statements          (172,815)     (48,925)      (69,673)

Tax basis Property Partnership
net income (loss) in excess of GAAP
basis Property Partnership consolidated
net income                               (1,548,903)   1,228,748      1,003,399

Consolidated financial statement loss on
write-down of real estate over tax
basis loss on write-down of real estate        -       8,712,292           -

Other                                          -             861            514
Taxable net income                       $1,432,781   $2,015,678     $1,071,275


The following is a reconciliation of consolidated partners' capital for consolidated financial statement purposes to partners' capital for federal income tax purposes as of December
31, 1996, 1995 and 1994:

                                               1996         1995         1994
Partners' capital per consolidated
financial statements                    $19,644,525  $20,878,663    $30,218,841

Adjustment for cumulative
difference between tax basis
net income and net income (loss)
per consolidated financial statements     5,714,323    7,436,041     (2,456,074)
Partners' capital per tax return        $25,358,848  $28,314,704    $27,762,767

11. Earthquake Loss and Insurance Settlement
As a result of the Northridge earthquake that struck the greater Los Angeles area on January 17, 1994, damages were sustained at two of the properties, Ocean House and Prell Gardens. The Partnership has earthquake insurance with a deductible equal to 5% of the replacement costs of the properties, as determined by an independent appraisal. The General Partner engaged an independent appraiser to determine the replacement costs, and the Partnership's deductibles, which were estimated not to exceed $500,000 and $250,000 for Ocean House and Prell Gardens, respectively. The provision for earthquake loss of $750,000, which was recorded in 1994, represents the estimated insurance deductibles for the two properties.

The Partnership engaged an independent structural and seismic engineer who advised the General Partner, and the City of Santa Monica as it relates to Ocean House, that the repairs to date, at both Ocean House and Prell Gardens, have rendered both buildings safe for continued occupancy. However, the engineer concluded that additional structural improvements would be needed to make both buildings less vulnerable to future earthquakes, and to bring them into compliance with building codes enacted subsequent to the construction of the properties (the "Retrofit Work") and building codes that were enacted after the January 1994 earthquake (the "Structural Enhancements"). The total revised cost to complete the work at both buildings is estimated to be approximately $2,850,000. This revised total is inclusive of the cost of the initial work already completed, the estimated cost of the Retrofit Work and Structural Enhancements and the cost to complete other less immediate earthquake-related repair work.
The total revised approximate cost is based on the most recent contract as it relates to Prell Gardens and engineering estimates as it relates to Ocean House. The repairs are structural in nature, and are not expected to enhance the overall value of the buildings.

With respect to Prell Gardens, the City of Los Angeles recently approved the Partnership's plans and granted the Partnership the necessary permits to begin work, which is currently underway.
The Partnership's contractor estimates that the work will cost approximately $360,000 and will require 3 to 6 months to complete. The Retrofit Work and Structural Enhancements have not yet begun at the Ocean House property. Plans pertaining to the repairs at Ocean House have been prepared and submitted to the City of Santa Monica, where the property is located. In June 1994, the City of Santa Monica enacted a new building ordinance as a result of the Northridge Earthquake. However, due to pressure from numerous Santa Monica property owners, the City is currently considering a revision of this new ordinance and to date no revision has been made. The Partnership's construction plans have been prepared in accordance with the new ordinance. The possible revision being considered by the City of Santa Monica could reduce the scope and final cost of the work.

The General Partner pursued reimbursement from the insurance carrier for the additional repair costs, less the deductible, under the Partnership's insurance policy. However, the insurance carrier refused to cover the cost to bring the buildings into compliance with building codes enacted after the Northridge Earthquake. The insurance carrier also disputed the amount of damage the buildings sustained. As a result, on September 15, 1995, the General Partner initiated litigation against the insurance carrier and insurance broker. On November 19, 1996, the Partnership and General Partner, executed a Mutual Release and Settlement Agreement (the "Settlement Agreement") with the Insurance Company of North America ("INA"), whereby the Partnership agreed to release INA from all claims pending under the lawsuit and to assign its remaining claim against the insurance broker to the insurance carrier. The Partnership received $3,200,000 from INA pursuant to the Settlement Agreement. Costs associated with the litigation which include legal, expert witness and engineering fees and a payment on the construction contract for Prell Gardens were offset against the $3,200,000 resulting in net insurance settlement income of $2,318,387.

During November 1995, the insurance carrier determined that the damage sustained at the Prell Gardens property was in excess of the applicable $250,000 deductible, leaving a net claim of $28,531 which was paid to the Partnership and applied against building basis. The net claim of $28,531 represents the undisputed amount under this claim, notwithstanding the separate claims relating to the structural improvements required at Prell Gardens. The insurance carrier determined for the Ocean House property that the damage sustained was less than the applicable deductible of $500,000.

The building basis costs of Ocean House and Prell Gardens were reduced by the $750,000 provision for earthquake loss in 1994. As repairs were incurred, the basis of the buildings were being restored to their original levels. At December 31, 1996, Ocean House and Prell Gardens have, cumulatively, incurred earthquake repairs of $231,163 and $40,039, respectively, which primarily represents initial earthquake repairs incurred in 1994 and 1995.


                Report of Independent Accountants


To the Partners of
Senior Income Fund Limited Partnership:

We have audited the consolidated balance sheets of Senior Income Fund Limited Partnership, a Delaware limited partnership, and Consolidated Venture as of December 31, 1996 and 1995, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Senior Income Fund Limited Partnership, a Delaware limited partnership and Consolidated Venture as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                         COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
March 19, 1997


Schedule III - Real Estate and Accumulated Depreciation
December 31, 1996

Real Estate Assets held for Disposition:
Residential
 Property (1):             Ocean       Prell                     Nohl
                           House      Gardens    Pacific Inn   Ranch Inn   Total
Location           Santa Monica, CA  Van Nuys, CA  Torrance, CA  Anaheim, CA  NA
Construction date           NA         NA           NA         NA             NA
Acquisition date         03-25-87   03-25-87     03-25-87   03-25-87          NA
Life on which
 depreciation
in latest income
statements is computed     (2)        (2)          (2)        (2)             NA
Encumbrances (3)           $-         $-           $-          $-             $-
Initial cost to
  Partnership:
   Land                     -       1,441,614    2,402,690    816,915  4,661,219
   Buildings and
   improvements          7,496,394  4,613,166   11,436,807 12,157,614 35,703,981
Costs capitalized
subsequent to
 acquisition:
   Land                      -        103,834     173,057      58,840    335,731
   Buildings and
   improvements          1,134,934  1,102,629   1,006,076   1,122,879  4,366,518
Other charges (4):
   Land                      -        (53,274)    (79,703)    (30,188) (163,165)
   Buildings and
   improvements         (8,607,013)(4,579,455)   418,274 (7,431,237)(20,199,431)
Gross amount at which
carried at close of period (5):
   Land                     $-     $1,492,174  $2,496,044   $845,567  $4,833,785
   Buildings and
   improvements            24,315   1,136,340   12,861,157  5,849,256 19,871,068
                           24,315   2,628,514   15,357,201  6,694,823 24,704,853
Accumulated
 depreciation (5)          $2,773     $53,384   $6,144,159   $203,452 $6,403,768

(1) These properties are senior residential properties.
(2) Buildings and improvements - 40 years; personal property - 10 years.
(3) The property partnership purchased the properties on an all cash basis.
(4) a) In 1990, the purchase price was reduced by the amount of the purchase price holdback used to cover the minimum yield guaranty in the amount of $1,491,664; b) In 1994, the building basis costs of Ocean House and Prell Gardens were reduced by the provision for earthquake loss in the amount of $750,000 and increased by earthquake repairs of $271,202, resulting in a net building basis reduction of $478,798. The balance at Nohl Ranch Inn includes the disposition of transportation equipment; c) During 1995, the Partnership recognized a write-down of the carrying value of Ocean House, Prell Gardens and Nohl Ranch Inn of $4,809,497, $2,081,900 and $1,820,895, respectively, aggregating $8,712,292. The net book value adjusted for the write-down, becomes the new carrying value for the properties; d) In 1996, the Partnership purchased the general partnership interest of the successor to AFP-II for a purchase price of $850,000. The building basis and land of Pacific Inn were increased by $840,914 and $9,086, respectively.
(5) For Federal income tax purposes, the aggregate cost of real estate and the amount of accumulated depreciation is $40,972,953 and $18,248,682, respectively.

A reconciliation of the carrying amount of real estate and
accumulated depreciation for the years ended
December 31, 1996, 1995, and 1994 follows:
                                          1996           1995          1994
Real estate investments:
Beginning of year                  $23,592,313    $42,664,480   $43,133,576
Additions                          1,112,540           99,636        80,031
Less disposition                          -          (25,820)          -
Write down of real estate                 -       (19,270,521)         -
Write down for earthquake                 -           124,538      (549,127)
End of year                        $24,704,853    $23,592,313   $42,664,480

Accumulated depreciation:
Beginning of year                  $  4,896,442   $13,665,635   $11,875,602
Depreciation expense               1,507,326        1,797,858     1,790,033
Disposition                               -            (8,822)         -
Write down of real estate                 -       (10,558,229)         -
End of year                        $  6,403,768   $ 4,896,442   $13,665,635


                Report of Independent Accountants

Our report on the consolidated financial statements of Senior Income Fund Limited Partnership, a Delaware limited partnership, and Consolidated Venture has been incorporated by reference in this Form 10-K from the Annual Report to Unitholders of Senior Income Fund Limited Partnership for the year ended
December 31, 1996. In connection with our audit of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.



                                         COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
March 19, 1997