Form 10-K, Exhibit 13
period 1997-12-31
SENIOR INCOME FUND L P
filed 1998-03-30
CIK 805387

Exhibit 13.1

                     Senior Income Fund L.P.

                       1997 Annual Report







                    Senior Income Fund, L.P.



Senior Income Fund L.P. (the "Partnership") raised $48,275,000 during its offering period in 1987 and acquired four congregate care facilities in Southern California. During 1997, three of the Partnership's properties were sold. Please see the Message to Investors for an update on the General Partner's efforts to sell the remaining property and liquidate the Partnership in 1998.











                            Contents

                     1   Message to Investors

                     2   Consolidated Financial Statements

                     5   Notes to the Consolidated Financial Statements

                    11   Report of Independent Accountants


















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







                      Message to Investors

Presented for your review is the 1997 Annual Report for Senior Income Fund L.P. This report includes an overview of the property sales which occurred in 1997, an update on our efforts to sell the remaining property, and audited financial statements for the year ended December 31, 1997.

Update on Property Sales
On August 1, 1997, the Partnership closed on the sale of three of its four properties_Prell Gardens, Nohl Ranch and Pacific Inn, for net proceeds of $30,148,357 (the "Sale"). A distribution in the amount of $5.75 per Unit was paid to the Limited Partners in accordance with the partnership agreement on August 25, 1997. This distribution represented the proceeds from the Sale less an amount set aside as a contingency reserve in connection with the sale of the Partnership's final property, Ocean House, and cash flow from operations for the second quarter of 1997. The sale of Ocean House is subject to the satisfaction of certain conditions of the buyer and approval of certain building repairs by the City of Santa Monica. Although there have been several unexpected delays, we still anticipate that the sale of Ocean House will occur during 1998. In the interim, the Partnership will continue to operate the property and generate rental income from operations. At
December 31, 1997, Ocean House was 98% occupied, compared with 93% a year earlier.

Upon completion of the sale of Ocean House, the General Partner will distribute the net proceeds from the sale together with the Partnership's remaining cash reserves (after payment of, or provision for, the Partnership's liabilities and expenses, and establishment of a reserve for contingencies, if any) and dissolve the Partnership.

Cash Distributions
Cash distributions for 1997 totaled $5.85 per $10.00 Unit. Since inception, limited partners have received cash distributions totaling $11.235 per Unit. As a result of the Sale, the Partnership suspended the payment of quarterly distributions beginning with the second quarter of 1997. The timing and amount of the final distribution are subject to operations at Ocean House, the timing of the closing of the Ocean House Sale, closing adjustments and other factors, all of which remain uncertain at this time.

General Information
As you are probably aware, several third parties have commenced tender offers to purchase Units of the Partnership at prices which are below the Partnership's estimate of net asset value per Unit. In response, we recommended that limited partners reject these offers because we believe that they do not reflect the underlying value of the Partnership's assets. According to published industry sources, most of the investors who hold units of limited partnerships similar to the Partnership have rejected these types of tender offers due to their inadequacy.

Summary
We will continue to inform Limited Partners of developments related to the sale of Ocean House in future reports. In the interim, any questions regarding the Partnership's performance should be directed to your Financial Consultant or First Data Investor Services Group. All requests for transfer of ownership or change of address must be submitted in writing to the Partnership's transfer agent, Service Data Corporation, 2424 South 130th Circle, Omaha, Nebraska 68144-2596. Both First Data and Service Data Corporation can be reached at (800) 223-3464.

Very truly yours,

Senior Income Fund Inc.
The General Partner


/s/Jeffrey C. Carter
Jeffrey C. Carter
President

March 27, 1998





Consolidated Balance Sheets                  At December 31,  At December 31,
                                                        1997             1996
Assets
Real estate assets held for disposition           $   21,542      $18,301,085
Cash and cash equivalents                          5,320,317        4,104,695
Prepaid expenses                                     204,867          168,259
  Total Assets                                    $5,546,726      $22,574,039

Liabilities and Partners' Capital (Deficit)
Liabilities:
 Accounts payable and accrued expenses            $  180,192      $ 1,033,316
 Deferred rent payable                             1,236,564        1,191,169
 Due to affiliates                                    61,973          190,609
 Security deposits payable                            56,831          148,700
 Distribution payable                                      _          365,720
  Total Liabilities                                1,535,560        2,929,514
Partners' Capital (Deficit):
 General Partner                                           _          (54,910)
 Limited Partners (4,827,500 units outstanding)    4,011,166       19,699,435
  Total Partners' Capital                          4,011,166       19,644,525
  Total Liabilities and Partners' Capital         $5,546,726      $22,574,039






Consolidated Statement of Partners' Capital (Deficit)
For the years ended December 31, 1997, 1996 and 1995

                                    General         Limited
                                    Partner        Partners            Total
Balance at December 31, 1994       $(27,938)    $30,246,779      $30,218,841
Net Loss                                  _      (7,877,298)      (7,877,298)
Distributions                       (14,630)     (1,448,250)      (1,462,880)
Balance at December 31, 1995        (42,568)     20,921,231       20,878,663
Net Income                           31,545       3,122,954        3,154,499
Distributions                       (43,887)     (4,344,750)      (4,388,637)
Balance at December 31, 1996        (54,910)     19,699,435       19,644,525
Net Income                          338,949      12,431,919       12,770,868
Distributions                      (284,039)    (28,120,188)     (28,404,227)
Balance at December 31, 1997       $      _     $ 4,011,166      $ 4,011,166





Consolidated Statements of Operations
For the years ended December 31,              1997          1996          1995

Income
Rental                                  $8,232,614   $10,782,123   $10,838,267
Insurance settlement, net                        _     2,318,387             _
Interest and other                         344,439       204,526       199,078
  Total Income                           8,577,053    13,305,036    11,037,345

Expenses
Payroll                                  2,574,322     3,074,006     2,967,168
General and administrative               1,527,054     1,774,183     1,633,797
Rent and utilities                       1,444,213     1,607,967     1,652,520
Depreciation                                     _     1,507,326     1,797,858
Supplies                                   890,148     1,136,163     1,122,448
Repairs and maintenance                    841,709       627,158       616,998
Real estate taxes                          290,595       380,439       375,926
Travel and entertainment                    29,958        43,295        35,636
Loss on real estate held for disposition    48,000             _             _
Loss on write-down of real estate                _             _     8,712,292
  Total Expenses                         7,645,999    10,150,537    18,914,643

  Net Income (Loss) from Operations     $  931,054   $ 3,154,499   $(7,877,298)

Other Income:
Gain on sale of properties              11,839,814             _             _

  Net Income (Loss)                    $12,770,868   $ 3,154,499   $(7,877,298)

Net Income (Loss) Allocated:
To the General Partner                 $   338,949   $    31,545   $         _
To the Limited Partners                 12,431,919     3,122,954    (7,877,298)
                                       $12,770,868   $ 3,154,499   $(7,877,298)
Per limited partnership unit
(4,827,500 outstanding)                      $2.58          $.65        $(1.63)







Consolidated Statements of Cash Flows
For the years ended December 31,               1997         1996          1995

Cash Flows From Operating Activities:
Net Income (Loss)                       $12,770,868   $3,154,499   $(7,877,298)
Adjustments to reconcile net income
(loss) to net cash provided by (used for)
operating activities:
 Gain on sale of properties             (11,839,814)           _             _
 Insurance settlement, net                        _   (2,318,387)            _
 Depreciation                                     _    1,507,326     1,797,858
 Loss on real estate assets held
 for disposition                             48,000            _             _
 Loss on write-down of real estate                _            _     8,712,292
 Loss on disposal of asset                        _            _         6,998
 Increase (decrease) in cash arising from changes
 in operating assets and liabilities:
  Prepaid expenses                          (36,608)     (31,977)       18,084
  Accounts payable and accrued expenses    (853,124)     124,883      (223,778)
  Deferred rent payable                      45,395       45,395        45,395
  Due to affiliates                        (128,636)         774         2,159
  Security deposits payable                 (91,869)       3,225          (300)
Net provided by (cash used) for operating
activities                                  (85,788)   2,485,738     2,481,410

Cash Flows From Investing Activities:
 Proceeds from insurance settlement               _    3,200,000             _
 Legal fees and payment on construction contract  _     (223,593)            _
 Purchase of general partnership interest         _     (850,000)            _
 Additions to real estate                   (77,000)    (262,540)     (190,674)
 Proceeds from disposal of asset         30,148,357            _        10,000
Net cash provided by (used for) investing
activities                               30,071,357    1,863,867      (180,674)

Cash Flows From Financing Activities:
 Distributions paid to partners         (28,769,947)  (4,388,637)   (1,462,880)
Net cash used for financing activities  (28,769,947)  (4,388,637)   (1,462,880)

Net increase (decrease) in cash and
cash equivalents                          1,215,622      (39,032)      837,856
Cash and cash equivalents,
beginning of year                         4,104,695    4,143,727     3,305,871
Cash and cash equivalents, end of year  $ 5,320,317   $4,104,695   $ 4,143,727

Supplemental Disclosure of Non-Cash Investing Activities:
Settlement costs funded
through accounts payable                $         _   $  658,020   $         _
Capital expenditures funded
through accounts payable                $         _   $        _   $    33,500




Notes to the Consolidated Financial Statements
December 31, 1997, 1996 and 1995

1. Organization
Senior Income Fund L.P. (the "Partnership"), a Delaware limited partnership (see below), was formed on October 14, 1986 for the purpose of acquiring a general partnership interest in Shearson August Property Partnership (the "Property Partnership"), a California general partnership. As discussed below, through November 21, 1996, the other general partner of the Property Partnership was August Financial Partners II ("AFP-II"), an affiliate of August Financial Corporation ("August"). The Property Partnership was formed to acquire and operate four specified senior residential properties (the "Properties", see
Note 7). The General Partner of the Partnership is Senior Income Fund Inc., (the "General Partner"), a Delaware corporation, and an affiliate of Lehman Brothers Inc. (see below). The Partnership will continue until December 31, 2036, unless terminated sooner in accordance with the terms of the Partnership Agreement.

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

On November 21, 1996, the Partnership purchased the general partnership interest of the successor to AFP-II for a purchase price of $850,000. The Partnership's purchase of the general partnership interest was funded from cash reserves. As a result of such purchase, the Property Partnership was dissolved in 1997 and all of its assets were distributed to the Partnership. Accordingly, all sale proceeds received upon a sale of any property will belong to the Partnership and no amount will be owed to AFP-II.

On August 1, 1997, the Partnership closed the sale of three of its four Properties, Prell Gardens, Nohl Ranch and Pacific Inn to MBK Senior Properties, Ltd. (the "Buyer"), for net proceeds of $30,148,357 (the "Sale") and a gain on the Sale of $11,839,814.
The sale of the Partnership's fourth property, Ocean House, is subject to the satisfaction of certain conditions of the buyer and approval of certain building repairs by the City of Santa Monica. Although there have been several unexpected delays, the General Partner anticipates that the sale of Ocean House will occur during 1998. In the meantime, the Partnership will continue to operate the property and generate rental income from operations.

2. Significant Accounting Policies

Financial Statements - The consolidated financial statements include the accounts of the Partnership and the Property Partnership from inception through November 21, 1996. The effect of transactions between the Partnership and the Property Partnership have been eliminated in consolidation. As described in Note 1, as of November 21, 1996, the Property Partnership will be dissolved.

Cash and Cash Equivalents - Cash and cash equivalents consist of short-term highly liquid investments, including commercial paper, which have maturities of three months or less from the date of purchase. The carrying value approximates fair value because of the short maturity of these instruments. Certain cash and cash equivalents reflected on the Partnership's balance sheet were on deposit with an affiliate of the General Partner during a portion of 1996. Since that point, no cash and cash equivalents were on deposit with an affiliate of the General Partner.

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

Fair Value of Financial Instruments - Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation.

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

Income Taxes - No provision for income taxes has been made in the consolidated financial statements since income, losses and tax credits are passed through to the individual partners.

Use of Estimates - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Income is generally allocated 99% to the Limited Partners and 1% to the General Partner until the Limited Partners have received their Preferred Return, as defined. The balance is allocated 95% to the Limited Partners and 5% to the General Partner.

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

4. Property Management
From April 6, 1988 through July 31, 1997, the Partnership's properties were managed by Leisure Care, Inc. ("Leisure Care"), an unaffiliated third party. On August 1, 1997, simultaneous with the sale of three of the Partnership's four properties, MBK Senior Living Communities, Ltd., an affiliate of the Buyer, was retained to manage Ocean House, the remaining Property.

Management fees for the years ended December 31, 1997, 1996 and 1995 amounted to approximately $291,660, $323,000 and $325,000, respectively. Leisure Care was owed approximately, $87,000 and $59,000 at December 31, 1996 and 1995, respectively.

For the years ended December 31, 1997, 1996 and 1995, Leisure
Care earned $197,796, $169,545 and $298,415, respectively, in performance incentive fees.

5. Transactions with Related Parties
The Partnership reimburses the General Partner or its affiliates for certain administrative expenses. For the years ended December 31, 1997, 1996 and 1995, the General Partner or its affiliates were reimbursed approximately $179,000, $27,000 and $13,000, respectively. The General Partner or its affiliates were owed approximately $62,000, $191,000 and $190,000 at December 31, 1997, 1996 and 1995, respectively.

Relating to the sale of the three properties, a brokerage commission was received by an affiliate of the General Partner in the amount of $233,454.

6. Real Estate
On August 1, 1997, the Partnership closed the Sale of three of its four Properties, Prell Gardens, Nohl Ranch and Pacific Inn, to the Buyer for net proceeds of $30,148,357 and a gain on the sale of the properties of $11,839,814. The sale of the Partnership's fourth property, Ocean House, is subject to the satisfaction of certain conditions of the Buyer and approval of certain building repairs by the City of Santa Monica. Although there have been several unexpected delays, the General Partner anticipates that the sale of Ocean House will occur in the first half of 1998. In the meantime, the Partnership will continue to operate the property and generate rental income from operations.

The initial acquisition cost of Ocean House was $7,761,053 which does not include the amount of the purchase price holdback and other related acquisition expenses. Ocean House is a 121-unit building in Santa Monica, California.

Pursuant to the requirements of FAS 121 and to obtain further support in connection with the Partnership's insurance claim and engineering studies (see Note 10), during the fourth quarter of 1995 the Partnership obtained preliminary estimates of fair market value from an independent appraiser. Such estimates of fair value made use of a combination of certain generally accepted valuation techniques, including direct capitalization and comparative sales analyses, and, in the instances of Ocean House and Prell Gardens, have considered the structural damage caused by the Northridge earthquake (see Note 10). As a consequence of this valuation process, and pursuant to the requirements of FAS 121, the Partnership recognized an impairment loss of $8,712,292 as of December 31, 1995. The losses of $4,809,497, $2,081,900 and $1,820,895, aggregating the $8,712,292, are attributable to Ocean House, Prell Gardens and Nohl Ranch Inn, respectively.

On November 21, 1996, the Partnership purchased the general partnership interest of the successor to AFP-II for a purchase price of $850,000. Accordingly, the purchase resulted in an additional investment of $850,000 in the Properties.

7. Distributions Paid
Cash distributions, per the consolidated statements of partners' capital, are recorded on the accrual basis, which recognize specific record dates for payments within each calendar year.
The consolidated statements of cash flows recognize actual cash distributions paid during the calendar year. The following table discloses the annual amounts as presented on the consolidated financial statements:

            Distributions                                     Distributions
               Payable        Distributions    Distributions      Payable
          Beginning of Year      Declared           Paid        December 31
1997         $365,720         $28,404,227       $28,769,947      $       _
1996          365,720           4,388,637         4,388,637        365,720
1995          365,720           1,462,880         1,462,880        365,720

8. Commitments
The land on which Ocean House is located is leased to the Partnership under a ground lease which expires in 2016. The lease carries renewal options for two 33-year periods. The Partnership is recording ground rent expense on a straight-line basis, at an annual amount of $921,396, resulting in deferred ground rent payable. Future minimum rental payments to be paid under the ground lease at December 31, 1997 are as follows:

               Year                         Amount
               1998                    $   876,000
               1999                        876,000
               2000                        876,000
               2001                        876,000
               2002                        896,667
               Thereafter               13,866,667
                                       $18,267,334

9. Reconciliation of Net Income (Loss) to Taxable Income
The following is a reconciliation of the net income (loss) for consolidated financial statement purposes to net income for federal income tax purposes for the years ended December 31, 1997, 1996 and 1995:

                                          1997         1996           1995
Net income (loss) per consolidated
financial statements               $12,770,868   $3,154,499    $(7,877,298)

Depreciation deducted for tax
purposes in excess of
depreciation expense per
consolidated financial statements     (590,360)    (172,815)       (48,925)

Tax basis Property Partnership
net income (loss) in excess of
GAAP basis Property Partnership
consolidated net income                      _   (1,548,903)     1,228,748

Gain on sale per consolidated
financial statements in excess
of tax basis gain on sale             (898,326)           _              _

Consolidated financial statement
loss on write-down of real estate
over tax basis loss on write-down
of real estate                          48,000            _      8,712,292

Other                                  (49,017)           _            861
Taxable net income                 $11,281,165   $1,432,781    $ 2,015,678


The following is a reconciliation of consolidated partners' capital for consolidated financial statement purposes to partners' capital for federal income tax purposes as of December 31, 1997, 1996 and 1995:

                                             1997          1996          1995
Partners' capital per consolidated
financial statements                   $4,011,166   $19,644,525   $20,878,663
Adjustment for cumulative
difference between tax basis
net income and net income (loss)
per consolidated financial statements   4,224,620     5,714,323     7,436,041
Partners' capital per tax return       $8,233,786   $25,358,848   $28,314,704

10. Insurance Settlement
As a result of the Northridge earthquake that struck the greater
Los Angeles area on January 17, 1994, damages were sustained at two of the properties, Ocean House and Prell Gardens.

The General Partner pursued reimbursement from the insurance carrier for the repair costs, less the deductible, under the Partnership's insurance policy. However, the insurance carrier refused to cover the cost to bring the buildings into compliance with building codes enacted after the Northridge Earthquake. The insurance carrier also disputed the amount of damage the buildings sustained. As a result, on September 15, 1995, the General Partner initiated litigation against the insurance carrier and insurance broker. On November 19, 1996, the Partnership and General Partner, executed a Mutual Release and Settlement Agreement (the "Settlement Agreement") with the Insurance Company of North America ("INA"), whereby the Partnership agreed to release INA from all claims pending under the lawsuit and to assign its remaining claim against the insurance broker to the insurance carrier. The Partnership received $3,200,000 from INA pursuant to the Settlement Agreement. Costs associated with the litigation which include legal, expert witness and engineering fees and a payment on the construction contract for Prell Gardens were offset against the $3,200,000 resulting in net insurance settlement income of $2,318,387.



                Report of Independent Accountants





To the Partners of
Senior Income Fund Limited Partnership:

We have audited the consolidated balance sheets of Senior Income Fund Limited Partnership, a Delaware limited partnership, and Consolidated Venture as of December 31, 1997 and 1996, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Senior Income Fund Limited Partnership, a Delaware limited partnership and Consolidated Venture as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 6 to the financial statements, the Partnership entered into a Purchase and Sale Agreements for its four real estate properties. The Partnership sold three of the four properties on August 1, 1997. The sale of the fourth property is expected in 1998, pending determination of the extent of certain required building repairs from earthquake damage by applicable governmental authorities. Upon completion of the sale of the fourth property, the Partnership will commence liquidation shortly thereafter.

                                         COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 27, 1998




 Schedule III - Real Estate and Accumulated Depreciation
 December 31, 1997

 Real Estate Assets held for Disposition:
 Residential Property (1):               Ocean House
 Location                           Santa Monica, CA
 Construction date                                NA
 Acquisition date                           03-25-87
 Life on which depreciation
 in latest income statements
 is computed                                     (2)
 Encumbrances (3)                         $        _
 Initial cost to Partnership:
      Land                                         _
      Buildings and
      improvements                         7,496,394
 Costs capitalized
 subsequent to acquisition:
      Land                                         _
      Buildings
      and improvements                     1,134,934
 Other charges (4):
      Land                                         _
      Buildings
      and improvements                    (8,609,786)
 Gross amount at which
 carried at close of period:
      Land                                $        _
      Buildings and
      improvements                            21,542
                                              21,542
 Accumulated depreciation                 $        _

 (1) This property is a senior residential property. Also, note that Prell Gardens, Pacific Inn and Nohl Ranch Inn were sold in 1997.
 (2)  Buildings and improvements - 40 years; personal property - 10 years.
 (3)  The property partnership purchased the property on an all cash basis.
 (4) a) In 1994, the building basis cost of Ocean House was reduced by the provision for earthquake loss in the amount of $750,000 and increased by earthquake repairs of $271,202, resulting in a net building basis reduction of $478,798.
      b) During 1995, the Partnership recognized a write-down of the carrying value of Ocean House of $4,809,497. The net book value adjusted for the write-down, becomes the new carrying value for the property.
      c) The balance represents prior years accumulated depreciation.

 A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1997, 1996, and 1995 is as follows:
                                      1997           1996           1995
 Real estate investments:
 Beginning of year             $18,301,085    $23,592,313    $42,664,480
 Additions                          77,000      1,112,540         99,636
 Reclass to held for sale                _     (6,403,768)             _
 Less disposition              (18,308,543)             _        (25,820)
 Write down of real estate         (48,000)             _    (19,270,521)
 Write down for earthquake               _              _        124,538
 End of year                   $    21,542    $18,301,085    $23,592,313

 Accumulated depreciation:
 Beginning of year             $         _    $ 4,896,442    $13,665,635
 Depreciation expense                    _      1,507,326      1,797,858
 Reclass to held for sale                _     (6,403,768)             _
 Disposition                             _              _         (8,822)
 Write down of real estate               _              _    (10,558,229)
 End of year                   $         _    $         _    $ 4,896,442



                Report of Independent Accountants



Our report on the consolidated financial statements of Senior Income Fund Limited Partnership, a Delaware limited partnership, and Consolidated Venture has been incorporated by reference in this Form 10-K from the Annual Report to Unitholders of Senior Income Fund Limited Partnership for the year ended
December 31, 1997. In connection with our audit of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.



                                         COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 27, 1998