Form 10-K, Exhibit 13
period 1998-12-31
SENIOR INCOME FUND L P
filed 1999-03-31
CIK 805387

Exhibit 13.1

                           Senior Income Fund L.P.

                              1998 Annual Report

1

--------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS
--------------------------------------------------------------------------------


Presented for your review is the 1998 Annual Report for Senior Income Fund L.P. (the "Partnership") which includes the Partnership's audited consolidated financial statements for the year ended December 31, 1998.

The Partnership's remaining property, Ocean House, was sold to MBK Senior Living Communities, Ltd. ("MBK") on October 13, 1998. As you are aware, the Partnership previously agreed to sell all four of its properties to MBK with the first three properties sold in August 1997. After closing costs and a credit for the cost of repairs due to extensive earthquake damage at Ocean House, the net sales price for the entire portfolio totaled approximately $31.1 million.

As a result of the sale of Ocean House, the Partnership made a special distribution of $1.11 per Unit on November 17, 1998, representing net sales proceeds and a portion of the Partnership's cash reserves. The remaining reserves will be used to pay the Partnership's liabilities and expenses through liquidation. If any proceeds remain, the Partnership intends to make one final distribution upon liquidation. Since inception, the Partnership has paid total cash distributions of $12.34 per original $10 Unit.

An update on the dissolution of the Partnership will be provided in future investor correspondence. In the interim, questions regarding the Partnership should be directed to your Financial Consultant or Partnership Investor Services. All requests for a change of address or transfer should be submitted in writing to the Partnership's administrative agent at P.O. Box 7090, Troy, MI 48007-7090. Partnership Investor Services can be reached at (617) 342-4225, and the Partnership's administrative agent can be reached at (248) 637-7900.


Very truly yours,

Senior Income Fund Inc.,
General Partner



Michael T. Marron
President

March 31, 1999

SENIOR INCOME FUND L.P.
AND CONSOLIDATED PARTNERSHIP

-------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
                                                     At December 31,   At December 31,
                                                               1998              1997
-------------------------------------------------------------------------------------
Assets
Real estate assets held for disposition                 $        --       $    21,542
Cash and cash equivalents                                 1,060,585         5,320,317
Prepaid expenses                                             50,754           204,867
-------------------------------------------------------------------------------------
     Total Assets                                       $ 1,111,339       $ 5,546,726
=====================================================================================
Liabilities and Partners' Capital (Deficit)
Liabilities:
  Accounts payable and accrued expenses                 $    92,716       $   180,192
  Deferred rent payable                                          --         1,236,564
  Due to affiliates                                          22,000            61,973
  Security deposits payable                                      --            56,831
                                                        -----------------------------
     Total Liabilities                                      114,716         1,535,560
                                                        -----------------------------
Partners' Capital (Deficit):
  General Partner                                                --                --
  Limited Partners (4,827,500 units outstanding)            996,623         4,011,166
     Total Partners' Capital                                996,623         4,011,166
-------------------------------------------------------------------------------------
     Total Liabilities and Partners' Capital            $ 1,111,339       $ 5,546,726
=====================================================================================


-------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF PARTNERS' CAPITAL (DEFICIT)
For the years ended December 31, 1998, 1997 and 1996
                                              General         Limited
                                              Partner        Partners           Total
-------------------------------------------------------------------------------------
Balance at December 31, 1995                $ (42,568)   $ 20,921,231    $ 20,878,663
Net Income                                     31,545       3,122,954       3,154,499
Distributions                                 (43,887)     (4,344,750)     (4,388,637)
-------------------------------------------------------------------------------------
Balance at December 31, 1996                  (54,910)     19,699,435      19,644,525
Net Income                                    338,949      12,431,919      12,770,868
Distributions                                (284,039)    (28,120,188)    (28,404,227)
-------------------------------------------------------------------------------------
Balance at December 31, 1997                       --       4,011,166       4,011,166
Net income                                         --       2,349,347       2,349,347
Distributions                                      --      (5,363,890)     (5,363,890)
-------------------------------------------------------------------------------------
Balance at December 31, 1998                $      --    $    996,623    $    996,623
=====================================================================================

See accompanying notes to the consolidated financial statements.

SENIOR INCOME FUND L.P.
AND CONSOLIDATED PARTNERSHIP

-------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31,
                                                 1998            1997            1996
-------------------------------------------------------------------------------------
Income
Rental                                    $ 3,155,478     $ 8,232,614     $10,782,123
Insurance settlement, net                          --              --       2,318,387
Interest and other                            271,562         344,439         204,526
                                          -------------------------------------------
     Total Income                           3,427,040       8,577,053      13,305,036
-------------------------------------------------------------------------------------
Expenses
Payroll                                       916,592       2,574,322       3,074,006
General and administrative                    602,131       1,527,054       1,774,183
Rent and utilities                            925,702       1,444,213       1,607,967
Depreciation                                       --              --       1,507,326
Supplies                                      293,301         890,148       1,136,163
Repairs and maintenance                       271,770         841,709         627,158
Real estate taxes                             123,081         290,595         380,439
Travel and entertainment                       17,567          29,958          43,295
Loss on real estate held for disposition           --          48,000              --
                                          -------------------------------------------
     Total Expenses                         3,150,144       7,645,999      10,150,537
-------------------------------------------------------------------------------------
     Income from Operations               $   276,896     $   931,054    $  3,154,499
-------------------------------------------------------------------------------------
Other Income:
Gain on sale of properties                  2,072,451      11,839,814              --
-------------------------------------------------------------------------------------
     Net Income                           $ 2,349,347     $12,770,868     $ 3,154,499
=====================================================================================
Net Income (Loss) Allocated:
To the General Partner                    $        --     $   338,949     $    31,545
To the Limited Partners                     2,349,347      12,431,919       3,122,954
-------------------------------------------------------------------------------------
                                          $ 2,349,347     $12,770,868     $ 3,154,499
=====================================================================================
Per limited partnership unit
(4,827,500 outstanding)                         $ .49           $2.58           $ .65
-------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

4
SENIOR INCOME FUND L.P.
AND CONSOLIDATED PARTNERSHIP

-------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
                                                 1998            1997            1996
-------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net Income (Loss)                         $ 2,349,347    $ 12,770,868     $ 3,154,499
Adjustments to reconcile net income
(loss) to net cash provided by (used
for) operating activities:
  Gain on sale of properties               (2,072,451)    (11,839,814)             --
  Insurance settlement, net                        --              --      (2,318,387)
  Depreciation                                     --              --       1,507,326
  Loss on real estate assets held
  for disposition                                  --          48,000              --
  Increase (decrease) in cash arising
  from changes in operating assets
  and liabilities:
    Prepaid expenses                           97,282         (36,608)        (31,977)
    Accounts payable and accrued expenses     145,029        (853,124)        124,883
    Deferred rent payable                      35,514          45,395          45,395
    Due to affiliates                         (39,973)       (128,636)            774
    Security deposits                              --         (91,869)          3,225
                                          -------------------------------------------
Net provided by (cash used) for
operating activities                          514,748         (85,788)      2,485,738
-------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
  Proceeds from disposal of asset             589,410      30,148,357              --
  Proceeds from insurance settlement               --              --       3,200,000
  Legal fees and payment on construction
  contract                                         --              --        (223,593)
  Purchase of general partnership interest         --              --        (850,000)
  Additions to real estate                         --         (77,000)       (262,540)
                                          -------------------------------------------
Net cash provided by (used for)
investing activities                          589,410      30,071,357       1,863,867
-------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
  Distributions paid to partners           (5,363,890)    (28,769,947)     (4,388,637)
                                          -------------------------------------------
Net cash used for financing activities     (5,363,890)    (28,769,947)     (4,388,637)
-------------------------------------------------------------------------------------
Net increase (decrease) in cash and
cash equivalents                           (4,259,732)      1,215,622         (39,032)
Cash and cash equivalents,
beginning of year                           5,320,317       4,104,695       4,143,727
                                          -------------------------------------------
Cash and cash equivalents, end of year    $ 1,060,585    $  5,320,317     $ 4,104,695
=====================================================================================
Supplemental Disclosure of Non-Cash
Investing Activities:
  Settlement costs funded through
  accounts payable                        $   232,505    $        --      $   658,020
=====================================================================================
Supplemental Disclosure of Non-Cash
Operating Activities:
  In connection with the sale of the properties, prepaid expenses, deferred rent payable, and security deposits in the amounts of $56,831, $1,272,078, and
  $56,831 were netted against gain on sale of properties.


See accompanying notes to the consolidated financial statements.

SENIOR INCOME FUND L.P.
AND CONSOLIDATED PARTNERSHIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996

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

On August 1, 1997, the Partnership closed the sale of three of its four Properties, Prell Gardens, Nohl Ranch and Pacific Inn to MBK Senior Properties, Ltd. (the "Buyer"), for net proceeds of $30,148,357 and a gain on the Sale of $11,839,814. On October 13, 1998, the Partnership closed on the sale of its remaining Property, Ocean House, to MBK Senior Living Communities, Ltd., formerly known as MBK Senior Properties, Ltd., for a net selling price of $998,579 and a gain on the Sale of $2,072,451, including the assignment of the land lease obligation. The Partnership remains contingently liable under the terms of the ground lease. The General Partner is in the process of winding up the Partnership's affairs and expects to dissolve the Partnership during 1999.

2.   Significant Accounting Policies

Financial Statements The consolidated financial statements include the accounts of the Partnership and the Property Partnership from inception through November 21, 1996. The effect of transactions between the Partnership and the Property Partnership have been eliminated in consolidation. As described in Note 1, as of November 21, 1996, the Property Partnership was dissolved.

Cash and Cash Equivalents Cash and cash equivalents consist of short-term highly liquid investments, including commercial paper, which have maturities of three months or less from the date of purchase. The carrying value approximates fair value because of the short maturity of these instruments. Certain cash and cash equivalents reflected on the Partnership's balance sheet were on deposit with an affiliate of the General Partner during a portion of 1996. Since that point, no cash and cash equivalents were on deposit with an affiliate of the General Partner.

Concentration of Credit Risk Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash and cash equivalents in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

SENIOR INCOME FUND L.P.
AND CONSOLIDATED PARTNERSHIP

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

Real Estate Assets Held for Disposition Real estate assets held for disposition are carried at the lower of carrying value or fair market value less costs to sell. During the fourth quarter of 1996, all real estate assets were reclassified as held for disposition and will no longer be depreciated. No adjustment to carrying value resulted from the reclassification.

Leases Leases are accounted for under the operating method. Under this method, revenue is recognized as rentals are earned and expenses (including depreciation) are charged to operations when incurred. Leases are generally for terms of one year or less.

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

SENIOR INCOME FUND L.P.
AND CONSOLIDATED PARTNERSHIP

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

4.  Property Management
From April 6, 1988 through July 31, 1997, the Partnership's properties were managed by Leisure Care, Inc. ("Leisure Care"), an unaffiliated third party. On August 1, 1997, simultaneous with the sale of three of the Partnership's four properties, MBK Senior Living Communities, Ltd., an affiliate of the Buyer, was retained to manage Ocean House, the remaining Property, which was sold in October 1998.

SENIOR INCOME FUND L.P.
AND CONSOLIDATED PARTNERSHIP

Management fees for the years ended December 31, 1998, 1997 and 1996 amounted to $172,354, $291,660 and $323,000, respectively.

For the years ended December 31, 1997 and 1996, Leisure Care earned $197,796 and $169,545, respectively, in performance incentive fees.

5.   Transactions with Related Parties
The Partnership reimburses the General Partner or its affiliates for certain administrative expenses. For the years ended December 31, 1998, 1997 and 1996, the General Partner or its affiliates were reimbursed approximately $21,000, $179,000 and $27,000, respectively. The General Partner or its affiliates were owed approximately $22,000, $62,000 and $191,000 at December 31, 1998, 1997 and
1996, respectively.

Relating to the sale of the three properties in 1997, a brokerage commission was received by an affiliate of the General Partner in the amount of $233,454. In 1998, the affiliate received a commission on the sale of Ocean House in the amount of $7,489.

6.   Real Estate
On August 1, 1997, the Partnership closed the Sale of three of its four Properties, Prell Gardens, Nohl Ranch and Pacific Inn, to the Buyer for net proceeds of $30,148,357 and a gain on the sale of the properties of $11,839,814. On October 13, 1998, the Partnership closed on the sale of its remaining Property, Ocean House, for a gross selling price of $5,172,750, less a credit for cost of repairs due to earthquake damage of $4,174,171, resulting in a net selling price of $998,579. The sale resulted in a gain of $2,072,451, including the assignment of the land lease obligation. The Partnership remains contingently liable under the terms of the ground lease. The General Partner is in the process of winding up the Partnership's affairs and expects to dissolve the Partnership during 1999.

Pursuant to the requirements of FAS 121 and to obtain further support in connection with the Partnership's insurance claim and engineering studies (see
Note 9), during the fourth quarter of 1995 the Partnership obtained preliminary estimates of fair market value from an independent appraiser. Such estimates of fair value made use of a combination of certain generally accepted valuation techniques, including direct capitalization and comparative sales analyses, and, in the instances of Ocean House and Prell Gardens, have considered the structural damage caused by the Northridge earthquake (see Note 10). As a consequence of this valuation process, and pursuant to the requirements of FAS 121, the Partnership recognized an impairment loss of $8,712,292 as of December 31, 1995. The losses of $4,809,497, $2,081,900 and $1,820,895, aggregating the
$8,712,292, are attributable to Ocean House, Prell Gardens and Nohl Ranch Inn, respectively.

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

                   Distributions                                   Distributions
                         Payable   Distributions   Distributions         Payable
               Beginning of Year        Declared            Paid     December 31
--------------------------------------------------------------------------------
1998                    $     --     $ 5,363,780     $ 5,363,780        $     --
1997                     365,720      28,404,227      28,769,947              --
1996                     365,720       4,388,637       4,388,637         365,720
--------------------------------------------------------------------------------

SENIOR INCOME FUND L.P.
AND CONSOLIDATED PARTNERSHIP

8.   Reconciliation of Net Income to Taxable Income (Loss)
The following is a reconciliation of the net income (loss) for consolidated financial statement purposes to net income for federal income tax purposes for the years ended December 31, 1998, 1997 and 1996:

                                                                 1998           1997          1996
--------------------------------------------------------------------------------------------------
Net income per consolidated financial statements          $ 2,349,347    $12,770,868   $ 3,154,499

Depreciation deducted for tax purposes in excess of
depreciation expense per consolidated financial
statements                                                    (91,954)      (590,360)     (172,815)

Tax basis Property Partnership net income (loss) in
excess of GAAP basis Property Partnership consolidated
net income                                                         --             --    (1,548,903)

Gain on sale per consolidated financial statements
in excess of tax basis gain (loss) on sale                 (4,127,111)      (898,326)           --

Consolidated financial statement loss on write-down
of real estate over tax basis loss on write-down
of real estate                                                     --         48,000            --

Other                                                          53,424        (49,017)           --
--------------------------------------------------------------------------------------------------
Taxable net income (loss)                                 $(1,816,294)   $11,281,165   $ 1,432,781
==================================================================================================

The following is a reconciliation of consolidated partners' capital for consolidated financial statement purposes to partners' capital for federal income tax purposes as of December 31, 1998, 1997 and 1996:

                                                                 1998           1997          1996
--------------------------------------------------------------------------------------------------
Partners' capital per consolidated
financial statements                                      $   996,623    $ 4,011,166   $19,644,525
Adjustment for cumulative
difference between tax basis
net income and net income (loss)
per consolidated financial statements                          58,979      4,224,620     5,714,323
--------------------------------------------------------------------------------------------------
Partners' capital per tax return                          $ 1,055,602    $ 8,233,786   $25,358,848
==================================================================================================

9.   Insurance Settlement
As a result of the Northridge earthquake that struck the greater Los Angeles area on January 17, 1994, damages were sustained at two of the properties, Ocean House and Prell Gardens.

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

10

--------------------------------------------------------------------------------
                         REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------



To the Partners of
Senior Income Fund Limited Partnership:


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, partners' capital (deficit) and cash flows present fairly, in all material respects, the financial position of Senior Income Fund Limited Partnership, a Delaware Limited Partnership, and Consolidated Venture at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Notes 1 and 6 to the financial statements, the Partnership entered into a Purchase and Sale Agreement for its four real estate properties. The Partnership sold three of the four properties on August 1, 1997. The sale of the fourth property occurred on October 13, 1998. The Partnership expects to liquidate in 1999.


                                            /s/PricewaterhouseCoopers LLP

February 24, 1999

11

--------------------------------------------------------------------------------
                         REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------



To the Partners of
Senior Income Fund Limited Partnership:

Our report on the consolidated financial statements of Senior Income Fund Limited Partnership, a Delaware Limited Partnership, and Consolidated Venture has been incorporated by reference in this Form 10-K from the Annual Report to unitholders of Senior Income Fund Limited Partnership for the year ended December 31, 1998. In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


                                            /s/PricewaterhouseCoopers LLP

February 24, 1999