Form 10-K, Exhibit 13
period 1999-12-31
SENIOR INCOME FUND L P
filed 2000-03-28
CIK 805387

Exhibit 13.1

                             Senior Income Fund L.P.

                               1999 Annual Report

--------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS
--------------------------------------------------------------------------------



Presented for your review is the 1999 Annual Report for Senior Income Fund L.P. (the "Partnership") which includes the Partnership's audited financial statements for the year ended December 31, 1999.

As previously reported, the Partnership sold its interest in Prell Gardens, Nohl Ranch and Pacific Inn during 1997, and Ocean House in 1998, to MBK Senior Living Communities, Ltd. for a net sales price of approximately $31.1 million. The Partnership subsequently distributed the net sales proceeds and a portion of the Partnership's cash reserves to the Limited Partners.

The land on which the Ocean House property is located was leased to the Partnership under a ground lease. Although the Partnership's leasehold interest in Ocean House was sold, the ground lessor has not released the Partnership from its continuing contingent liability associated with the ground lease. The General Partner has explored various means by which to release or protect the Partnership from this contingent liability, and will continue to do so. Until this is accomplished, the General Partner expects that the Partnership will not be terminated, and the remaining cash balances will continue to be held in reserve. Accordingly, while we are attempting to terminate the Partnership in 2000, there can be no assurance it will be terminated within this timeframe.

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


Very truly yours,

Senior Income Fund Inc.
General Partner



Michael T. Marron
President

March 28, 2000

SENIOR INCOME FUND L.P.


--------------------------------------------------------------------------------------
BALANCE SHEETS
                                                      At December 31,   At December 31,
                                                                1999              1998
--------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                $   839,125       $ 1,060,585
Accounts receivable - other                                       96                --
Prepaid expenses                                                  --            50,754
--------------------------------------------------------------------------------------
      Total Assets                                       $   839,221       $ 1,111,339
======================================================================================
Liabilities and Partners' Capital
Liabilities:
  Accounts payable and accrued expenses                  $    46,440       $    92,716
  Due to affiliates                                            4,600            22,000
  Security deposits payable                                       --                --
                                                         -----------------------------
      Total Liabilities                                       51,040          114,716
                                                         -----------------------------
Partners' Capital:
  General Partner                                                 --                --
  Limited Partners (4,827,500 units outstanding)             788,181           996,623
                                                         -----------------------------
      Total Partners' Capital                                788,181           996,623
--------------------------------------------------------------------------------------
      Total Liabilities and Partners' Capital            $   839,221       $ 1,111,339
======================================================================================


--------------------------------------------------------------------------------------
STATEMENT OF PARTNERS' CAPITAL
For the years ended December 31, 1999, 1998 and 1997
                                               General         Limited
                                               Partner        Partners           Total
--------------------------------------------------------------------------------------
Balance at December 31, 1996                 $ (54,910)   $ 19,699,435    $ 19,644,525
Net Income                                     338,949      12,431,919      12,770,868
Distributions                                 (284,039)    (28,120,188)    (28,404,227)
--------------------------------------------------------------------------------------
Balance at December 31, 1997                        --       4,011,166       4,011,166
Net income                                          --       2,349,347       2,349,347
Distributions                                       --      (5,363,890)     (5,363,890)
--------------------------------------------------------------------------------------
Balance at December 31, 1998                        --         996,623         996,623
Net income (loss)                                   --        (208,442)       (208,442)
--------------------------------------------------------------------------------------
Balance at December 31, 1999                 $      --    $    788,181    $    788,181
======================================================================================

See accompanying notes to the consolidated financial statements.               2

SENIOR INCOME FUND L.P.


--------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS
For the years ended December 31,
                                                  1999            1998            1997
--------------------------------------------------------------------------------------
Income
Rental                                      $       --    $  3,155,478    $  8,232,614
Interest and other                              49,460         271,562         344,439
                                            ------------------------------------------
      Total Income                              49,460       3,427,040       8,577,053
--------------------------------------------------------------------------------------
Expenses
Payroll                                             --         916,592       2,574,322
General and administrative                     257,902         602,131       1,527,054
Rent and utilities                                  --         925,702       1,444,213
Supplies                                            --         293,301         890,148
Repairs and maintenance                             --         271,770         841,709
Real estate taxes                                   --         123,081         290,595
Travel and entertainment                            --          17,567          29,958
Loss on real estate held for disposition            --              --          48,000
                                            ------------------------------------------
      Total Expenses                           257,902       3,150,144       7,645,999
--------------------------------------------------------------------------------------
      Income (Loss) from Operations           (208,442)        276,896         931,054
--------------------------------------------------------------------------------------
Other Income:
Gain on sale of properties                          --       2,072,451      11,839,814
--------------------------------------------------------------------------------------
      Net Income (Loss)                     $ (208,442)   $  2,349,347    $ 12,770,868
======================================================================================
Net Income (Loss) Allocated:
To the General Partner                      $       --    $         --    $    338,949
To the Limited Partners                       (208,442)      2,349,347      12,431,919
--------------------------------------------------------------------------------------
                                            $ (208,442)   $  2,349,347    $ 12,770,868
======================================================================================
Per limited partnership unit
(4,827,500 outstanding)                         $ (.04)          $ .49          $ 2.58
--------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.               3

SENIOR INCOME FUND L.P.


--------------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
For the years ended December 31,
                                                  1999            1998            1997
--------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net Income (Loss)                          $  (208,442)   $  2,349,347    $ 12,770,868
Adjustments to reconcile net income
(loss) to net cash provided by (used
for) operating activities:
  Gain on sale of properties                        --      (2,072,451)    (11,839,814)
  Loss on real estate assets held for
  disposition                                       --              --          48,000
  Increase (decrease) in cash arising
  from changes in operating assets and
  liabilities:
    Prepaid expenses                            50,754          97,282         (36,608)
    Other current assets                           (96)             --              --
    Accounts payable and accrued expenses      (46,276)        145,029        (853,124)
    Deferred rent payable                           --          35,514          45,395
    Due to affiliates                          (17,400)        (39,973)       (128,636)
    Security deposits                               --              --         (91,869)
                                           -------------------------------------------
Net cash provided by (used for)
operating activities                          (221,460)        514,748         (85,788)
--------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
  Proceeds from disposal of asset                   --         589,410      30,148,357
  Additions to real estate                          --              --         (77,000)
                                           -------------------------------------------
Net cash provided by investing activities           --         589,410      30,071,357
--------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
  Distributions paid to partners                    --      (5,363,890)    (28,769,947)
                                           -------------------------------------------
Net cash used for financing activities              --      (5,363,890)    (28,769,947)
--------------------------------------------------------------------------------------
Net increase (decrease) in cash
and cash equivalents                          (221,460)     (4,259,732)      1,215,622
Cash and cash equivalents,
beginning of year                            1,060,585       5,320,317       4,104,695
                                           -------------------------------------------
Cash and cash equivalents, end of year     $   839,125    $  1,060,585    $  5,320,317
======================================================================================
Supplemental Disclosure of Non-Cash
Investing Activities:
  Settlement costs funded through
  accounts payable                         $        --    $    232,505    $         --
======================================================================================
Supplemental Disclosure of Non-Cash
Operating Activities:
  In connection with the sale of the properties, 1998 prepaid expenses, deferred rent payable, and security deposits in the amounts of $56,831, $1,272,078, and
  $56,831 were netted against gain on sale of properties.

See accompanying notes to the consolidated financial statements.               4

SENIOR INCOME FUND L.P.


NOTES TO THE FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997

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

On November 21, 1996, the Partnership purchased the general partnership interest of the successor to AFP-II for a purchase price of $850,000. The Partnership's purchase of the general partnership interest was funded from cash reserves. As a result of such purchase, the Property Partnership was dissolved in 1997 and all of its assets were distributed to the Partnership. Accordingly, all sale proceeds received upon a sale of any property belong to the Partnership and no amount will be owed to AFP-II.

On August 1, 1997, the Partnership closed the sale of three of its four Properties, Prell Gardens, Nohl Ranch and Pacific Inn to MBK Senior Properties, Ltd. (the "Buyer"), for net proceeds of $30,148,357 and a gain on the Sale of $11,839,814. On October 13, 1998, the Partnership closed on the sale of its remaining Property, Ocean House, to MBK Senior Living Communities, Ltd., formerly known as MBK Senior Properties, Ltd., for a net selling price of $998,579 and a gain on the sale of $2,072,451, including the assignment of the land lease obligation. The Partnership remains contingently liable under the terms of the Ocean House ground lease. The General Partner is in the process of winding up the Partnership's affairs and expects to terminate the Partnership subsequent to its removal as obligor of this contingent liability.

2.  Significant Accounting Policies

Basis of Accounting The financial statements of the Partnership have been prepared on the accrual basis of accounting.

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

3.  Partnership Agreement

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

SENIOR INCOME FUND L.P.


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

Management fees for the years ended December 31, 1999, 1998 and 1997 amounted to $0, $172,354 and $291,660, respectively.

For the years ended December 31, 1998 and 1997, Leisure Care earned $0 and $197,796, respectively, in performance incentive fees.

5.  Transactions with Related Parties
The Partnership reimburses the General Partner or its affiliates for certain administrative expenses. For the years ended December 31, 1999, 1998 and 1997, the General Partner or its affiliates were reimbursed approximately $7,200, $21,000 and $179,000, respectively. The General Partner or its affiliates were owed approximately $4,600, $22,000 and $62,000 at December 31, 1999, 1998 and 1997, respectively.

Relating to the sale of the three properties in 1997, a brokerage commission was received by an affiliate of the General Partner in the amount of $233,454. In 1998, the affiliate received a commission on the sale of Ocean House in the amount of $7,489.

6.  Real Estate
On August 1, 1997, the Partnership closed the sale of three of its four properties, Prell Gardens, Nohl Ranch and Pacific Inn, for net proceeds of $30,148,357 and a gain on the sale of the properties of $11,839,814. On October 13, 1998, the Partnership closed on the sale of its remaining property, Ocean House, for a gross selling price of $5,172,750, less a credit for cost of repairs due to earthquake damage of $4,174,171, resulting in a net selling price of $998,579. The sale resulted in a gain of $2,072,451, including the assignment of the land lease obligation. The Partnership remains contingently liable under the terms of the ground lease. The General Partner is in the process of winding up the Partnership's affairs and expects to terminate the Partnership subsequent to its removal as obligor of this contingent liability.

On November 21, 1996, the Partnership purchased the general partnership interest of the successor to AFP-II for a purchase price of $850,000. Accordingly, the purchase resulted in an additional investment of $850,000 in the Properties.

7.  Distributions Paid
Cash distributions, per the statements of partners' capital, are recorded on the accrual basis, which recognize specific record dates for payments within each calendar year. The statements of cash flows recognize actual cash distributions paid during the calendar year. The following table discloses the annual amounts as presented on the financial statements:

             Distributions                                         Distributions
                   Payable     Distributions     Distributions           Payable
         Beginning of Year          Declared              Paid       December 31
--------------------------------------------------------------------------------
1999              $     --       $        --       $        --          $     --
1998                    --         5,363,890         5,363,890                --
1997               365,720        28,404,227        28,769,947                --
--------------------------------------------------------------------------------

SENIOR INCOME FUND L.P.


8.  Reconciliation of Net Income to Taxable Income (Loss)

The following is a reconciliation of the net income (loss) for financial statement purposes to net income for federal income tax purposes for the years ended December 31, 1999, 1998 and 1997:

                                                  1999            1998            1997
--------------------------------------------------------------------------------------
Net income (loss) per financial statements  $ (208,442)    $ 2,349,347    $ 12,770,868

Depreciation deducted for tax purposes
in excess of depreciation expense per
financial statements                                --         (91,954)       (590,360)

Tax basis Property Partnership net
income (loss) in excess of GAAP basis
Property Partnership net income                     --              --              --

Gain on sale per financial statements
in excess of tax basis gain (loss) on sale          --      (4,127,111)       (898,326)

Financial statement loss on write-down
of real estate over tax basis loss on
write-down of real estate                           --              --          48,000

Other                                               --          53,424         (49,017)
--------------------------------------------------------------------------------------
Taxable net income (loss)                   $ (208,442)    $(1,816,294)    $11,281,165
======================================================================================

The following is a reconciliation of partners' capital for financial statement purposes to partners' capital for federal income tax purposes as of December 31, 1999, 1998 and 1997:

                                                  1999            1998            1997
--------------------------------------------------------------------------------------
Partners' capital per
financial statements                        $  788,181     $   996,623    $  4,011,166
Adjustment for cumulative
difference between tax basis
net income and net income (loss)
per financial statements                        58,979          58,979       4,224,620
--------------------------------------------------------------------------------------
Partners' capital per tax return            $  847,160     $ 1,055,602    $  8,235,786
======================================================================================

--------------------------------------------------------------------------------
                        REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------




To the Partners of
Senior Income Fund Limited Partnership:


In our opinion, the accompanying balance sheets and the related statements of operations, partners' capital and of cash flows present fairly, in all material respects, the financial position of Senior Income Fund Limited Partnership, a Delaware Limited Partnership, at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Notes 1 and 6 to the financial statements, the Partnership entered into a Purchase and Sale Agreement for its four real estate properties. The Partnership sold three of the four properties on August 1, 1997. The sale of the fourth property occurred on October 13, 1998. The Partnership expects to terminate subsequent to its removal as obligor under a contingent liability described in Note 6 of the financial statements.

                                          /s/PricewaterhouseCoopers LLP

February 22, 2000